Form 40-F
period 2002-12-29
WESCAST INDUSTRIES INC
filed 2003-05-09
CIK 928422

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

   Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

   Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended: December 29, 2002	Commission File number: No. 0-24964

WESCAST INDUSTRIES INC.

(Exact name of registrant as specified in its charter)

Ontario	3714	Not Applicable
(Province or other	(Primary standard industrial	(I.R.S. employer
jurisdiction of incorporation	classification code number, if	identification number, if
or organization)	applicable)	applicable)

P.O. Box 1600,

150 Savannah Oaks Drive

Brantford, Ontario

Canada   N3T 5L8

(519) 750-0000

(Address and telephone number of registrant’s principal executive office)

CT Corporation System, 111 Eighth Avenue, New York, New York 10011; (212) 894-8700

(Name, address and telephone number of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered:
Class A Subordinate Voting Shares	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:                               None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:            None

For annual reports, indicate by check mark the information filed with this form:

  Annual Information Form                                 Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A Subordinate Voting Shares       5,707,111
Class B Common Shares                         7,376,607

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes                No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes                 No

Wescast Industries Inc.

ANNUAL INFORMATION FORM

For the Year Ended December 29, 2002

May 9, 2003

ORGANIZATION

Incorporation

Pursuant to articles of amalgamation dated October 31, 1994, Wescast Industries Inc. amalgamated with Western Machining Inc. and LFT Investments Ltd. under the Business Corporations Act (Ontario) to form Wescast Industries Inc.

Subsidiaries

The following is a list of subsidiaries of Wescast Industries Inc. as of December 29, 2002 and their respective jurisdictions of incorporation. The percentage of voting securities owned by Wescast Industries Inc., or over which it exercises control or direction, is indicated.

Subsidiary	Jurisdiction of Incorporation	Ownership Percentage (voting)
Wescast (USA) Inc.	Delaware, USA	100%
1102734 Ontario Inc.	Ontario, Canada	100%
1277521 Ontario Inc.	Ontario, Canada	100%
Wescast Industries GmbH	Germany	100%
Wescast U. K. Limited	England	100%
Wescast France SARL	France	100%
Georgia Ductile Foundries LLC	Georgia, USA	100%
Wescast Holdings USA, Inc.	Delaware, USA	100%
Wescast Industries of Georgia Inc.	Delaware, USA	100%
United Machining Inc.	Michigan, USA	49%
Weslin Industries Inc.	Ontario, Canada	50%

References to Wescast or the Corporation in this Annual Information Form includes Wescast Industries Inc. and its subsidiaries.

wescast industries inc.	Annual Information Form – May 9, 2003	Page 3

GENERAL DEVELOPMENT OF THE BUSINESS

Wescast is the successor to a company founded in 1901. The Corporation currently operates in the automotive industry, where substantially all of its revenues are generated through the sale of exhaust manifolds and brake and suspension components.

On November 1, 1994, Wescast completed an initial public offering of Class A Subordinate Voting Shares and began trading its shares on the NASDAQ Stock Market.

In January 1996, Wescast’s Class A Subordinate Voting Shares commenced trading on the Toronto Stock Exchange.

In early 1998, Wescast acquired a 49% joint venture interest in United Machining Inc. (“UMI”). The Michigan Minority Business Development Council certified UMI as a “minority” supply source. This certification enables UMI to bid on business that it might otherwise not be able to.

Since 1998, Wescast has established sales and product development centres in the United States, Germany and in the United Kingdom and sales representation in France and Japan. These initiatives were needed to support the Corporation’s present and future customers and to ensure continued growth.

In 2000, a state of the art casting facility in Wingham, Ontario was successfully launched.

Also in 2000, Wescast moved its US joint venture, UMI, into a new expanded production facility to accommodate increased volumes.  In 2000, an addition to the Wingham machining facility was completed to provide for additional machine lines to accommodate new programs.

During 2001, the Corporation continued expansion of its global sales network as well as its technology, design and research and development capabilities.  In addition, Wescast invested resources in new product development of hot-end solutions and turbocharger housings.

In 2001, Weslin Industries, a joint venture between Wescast and Linamar Corporation, commissioned a state of the art foundry and integrated machining facility.  This new facility has increased Wescast’s casting and machining capacity and supports additional business volumes awarded to Wescast as a result of geographic and product expansion.

During 2001, the decision was made to close our stainless steel facility in Stratford.  As of June 30, 2002 all production programs of the stainless steel business were transferred to other manufacturers.  Several of the related manufacturing assets have been transferred to other operating facilities and we are currently pursuing buyers for the remainder of the assets.

This past year was a historic one for Wescast, as 2002 marked the Corporation’s centennial anniversary.

In 2002, Wescast became one of the first foundries to achieve ISO/TS 16949 certification at all five of its Ontario manufacturing facilities.  This certification recognizes Wescast’s strong commitment to customer requirements and quality.

wescast industries inc.	Annual Information Form – May 9, 2003	Page 4

As discussed below under Acquisition of Georgia Ductile, during 2002, the Corporation solidified its long-term growth strategy by acquiring 100% of Georgia Ductile Foundries LLC (“Georgia Ductile”) for a total purchase price, including the assumption of debt, of approximately $123 million.  Georgia Ductile has a strong sales force, solid market reputation and technical expertise.  The acquisition will provide entry into the suspension and brake component business through Georgia Ductile’s existing customer base.  The suspension and brake components business capitalizes on the Corporation’s core competencies and strengths.

During 2002, Wescast completed construction of a new Technical Development Centre and Corporate Office (“TDC”). The TDC is the new home for the corporate support group including the technical teams which have been relocated from various facilities.  It consolidates all of the Corporation’s research and development, product design and testing activities and diversification initiatives in one state of the art facility.  The TDC also houses a mini-foundry and a machine shop for making prototypes and for advanced engineering projects.

Wescast’s strategic direction in 2003 comprises the following elements:

1.

Assess emerging Asian markets;

2.

Drive revenue growth;

3.

Achieve operational excellence; and

4.

Explore and develop new business opportunities.

Rapid growth in Asia and in particular China continues to be highlighted in global automotive news.  It is very clear that Asia is emerging as a significant marketplace for automotive OEMs and parts suppliers.  The OEMs are encouraging increased content levels from Asia so as to reduce costs and to position themselves to benefit from long-term growth opportunities.  The OEMs have outlined aggressive cost targets that the OEMs believe must be achieved in the future if Wescast is to remain competitive with offshore competitors, particularly in China.

Increased market presence in Europe through Weslin will drive revenue growth.  Weslin is positioned to be a leading European supplier of exhaust manifolds and turbo charger housings.  With the integration of Georgia Ductile, Wescast is also well positioned for growth in the suspension and brake component market.  Building relationships with Japanese OEMs and their “keiretsu” companies on a global basis to pursue and secure new business will also increase growth.  The OEMs continue to outsource machining programs in order to reduce their capital investment and cut operating costs due to high labour rates.  Because of this, Wescast expects to increase the percentage of manifolds machined during 2003.

The focus of the core powertrain operations in North America will be on continuous improvement and achieving operational excellence.  Wescast will optimize financial and operating performance through new technology and the innovation of our employees.

Our research and development group is highly focused on providing materials solutions to meet business needs and customers’ challenges.  Higher alloy SiMo irons are being developed to meet higher temperature requirements for manifolds and hot end solutions.

wescast industries inc.	Annual Information Form – May 9, 2003	Page 5

Our product design capabilities provide value-added impact helping to reduce emissions, improve fuel economy and product durability.  As we continue to improve operational performance, we have created open capacity that we can utilize in new ways.  We have created a focused team to look for a new product with the market potential to fill some of this capacity.  Our search proceeds on the basis that any new product would capitalize on our core competencies of design, casting, machining and assembly.

All of these initiatives require the dedication of capital and human resources, which will have an impact on our earnings for 2003 relative to 2002, but which Wescast believes will create value from a long-term perspective.

ACQUISITION OF GEORGIA DUCTILE

On September 12, 2002, Wescast acquired 100% of Georgia Ductile.  Georgia Ductile is a manufacturer of sand cast iron components primarily for the automotive industry, focusing on suspension and brake components.  The total purchase price, including the assumption of debt, was $123 million which included approximately $40 million of net cash consideration paid.  This acquisition provides strategic value by accelerating Wescast’s diversification strategy into non-powertrain components, by acquiring a new foundry with state-of-the-art equipment, adding strong technical expertise and sales support, acquiring an existing book of business and providing access to a large market potential for growth.  This operation generated $13.9 million in sales of brake and suspension components in the post acquisition period in 2002.   Georgia Ductile, while in commercial production, is still in the process of ramping up its casting facility.  Georgia Ductile had a negative impact on earnings of $4.5 million after tax in 2002.

DESCRIPTION OF THE BUSINESS

General

Wescast currently operates in the automotive industry.  In order to strategically align our resources to meet unique customers’ expectations, two groups have been formed to help focus efforts in the powertrain and chassis sector of our customers’ business.  The powertrain group is focused on the design and manufacture of exhaust system components and the chassis group is focused on the design and manufacturer of brake and suspension components.

Wescast is the world’s largest supplier of cast exhaust manifolds for passenger cars and light trucks. An exhaust manifold directs the flow of exhaust gases from an automobile’s internal combustion engine.  The exhaust manifold is a critical engine component because its design affects overall engine performance, including fuel efficiency, output horsepower, effectiveness of the catalytic converter, environmental emissions and engine sound volume. The production of exhaust manifolds is essentially a two-step process consisting of: (1) casting, which is the pouring of molten iron into sand molds; and (2) machining, which is the finishing of the raw exhaust manifold by milling, drilling, tapping, assembling and testing by highly-automated machines to prepare the exhaust

wescast industries inc.	Annual Information Form – May 9, 2003	Page 6

manifold for final assembly on the engine. Wescast’s exhaust manifolds are made of ductile iron or high alloy SiMo ductile iron, cast at modern foundries in Brantford and Wingham, Ontario and in Oroszlany, Hungary.  They are machined in Wingham and Strathroy, Ontario, Sterling Heights, Michigan and in Oroszlany, Hungary.  The manifolds are designed, engineered and manufactured in close collaboration with the Corporation’s customers to meet their performance, pricing and quality requirements.

The Corporation sells exhaust manifolds primarily as a Tier 1 supplier to Ford, GM and DaimlerChrysler. The revenues generated from sales to these customers and their Tier 1 suppliers represented approximately 95% of Wescast’s total revenues in 2002 (compared to 99% in 2001).

During 2002, the Corporation entered into the suspension and brake component business through the acquisition of Georgia Ductile as described above.  The casting of these parts uses the same process as the manifold business.  The parts are cast at our Cordele, Georgia facility.  Currently, we do not machine any of these parts but expect to in the future.  The Corporation sells the suspension and brake component parts primarily as a Tier 2 supplier to Ford, GM and DaimlerChrysler.  Brake and suspension components revenues accounted for 3.5% of Wescast’s total revenues in 2002.

In 2002 Wescast’s operations were conducted primarily in Canada, the United States and Hungary; however, most of our products were exported to the United States and the United Kingdom (approximately 97.2% and 2.7% of total revenues in 2002, respectively, compared to 96.0% and 4.0% of total revenues in 2001, respectively).

The loss of all or a significant number of engine programs or successor engine programs for which the Corporation produces or expects to produce exhaust manifolds would have a material adverse effect on Wescast’s financial condition and results of operations. Although the Corporation believes that its relationships with its customers are strong, there can be no assurance that such customers will continue to purchase exhaust manifolds manufactured by the Corporation, continue with a particular engine program or purchase Wescast’s exhaust manifolds for any successor engine program. A significant amount of the Corporation’s planned production over the next few years is attributable to current purchase orders and other arrangements with its customers to provide production tooling and exhaust manifolds for certain engine programs.  These orders and arrangements are effectively subject to termination by either party at any time.  As indicated above, the OEMs have publicly indicated they are seeking cost reductions.

Sources, Pricing and Availability of Raw Materials

Scrap steel is currently purchased from three sources. There can be no assurance that the price of scrap steel will not increase significantly or that Wescast will be able to offset such increases in whole or in part by increasing the price of its products. Electricity purchased from Ontario Power Generation is also a significant component of the cost of products manufactured by the Corporation. Although in recent years electricity rate increases have approximated the rate of inflation, future electricity costs may be subject to increases beyond the rate of inflation. Also, certain key alloys and additives are currently purchased from a single source. The inability to maintain current sources for

wescast industries inc.	Annual Information Form – May 9, 2003	Page 7

raw materials or energy or to develop alternative sources at competitive prices and quality could adversely affect the Corporation's financial condition and results of operations.

Seasonality

Historically, Wescast’s sales and production volumes are lower in the months of July and August as North American vehicle production is generally lowest during these months due to model changeovers by the North American Original Equipment Manufacturers (OEMs).

Competition

The exhaust manifold and suspension and brake component businesses are highly competitive. The primary elements of this competition are price, quality and service, including delivery time.

Wescast’s overall share of the North American exhaust manifold market totalled approximately 61% in fiscal year 2002 (up from approximately 57% in fiscal year 2001), based upon the total number of passenger cars and light trucks produced in North America.

Wescast believes that it has distinguished itself from its North American and international competitors by its plant-exclusive focus on manufacturing cast exhaust manifolds. Wescast believes this focus enables it to produce a comparatively low-cost cast exhaust manifold, which meets or exceeds the rigorous design, quality and delivery requirements of its customers. Wescast also believes this specialization has enabled it to become a technological leader in the manufacture of exhaust manifolds and to capture efficiencies by reducing variation in its manufacturing processes. The Corporation’s exhaust manifold design, development, quality and production capabilities have been recognized by its customers on numerous occasions.

The Corporation’s competitors include U.S. and international suppliers who may enjoy lower labour and other costs and may not be subject to the currency risks the Corporation bears. While the Corporation is the largest producer of exhaust manifolds for the North American market, many of its competitors or potential competitors are larger and more diversified and have greater resources than the Corporation. There can be no assurance that Wescast’s business will not be adversely affected by increased competition in the market in which it currently operates or in markets in which it will operate in the future, or that the Corporation will be able to improve or maintain its profit margins on sales to OEMs or their suppliers.

wescast industries inc.	Annual Information Form – May 9, 2003	Page 8

Research and Development Activities

Wescast spent approximately $8.3 million in 2002 on research and development, reflecting investments in expanded design and testing capabilities as well as focused new product and material development of the Corporation.

In 2003, the Research and Development group will focus on providing materials solutions to meet business needs and customers’ challenges. Higher alloy SiMo irons are being developed to meet higher temperature requirements for manifolds and hot end solutions.  A better understanding of the in-service performance of both products and materials is achieved through close interaction between our customers and product design and test engineering staff.  Our product design capabilities provide value-added impact helping to reduce emissions, improve fuel economy and product durability.  The Research and Development group will also continue to provide assistance to operations through partnership on casting process improvements and cost reduction initiatives.

Environmental

Wescast is committed to establishing and maintaining sound environmental practices.  The ISO 14001 Environmental Management System International Standard is now integrated into the culture of Wescast.  The most significant benefit from implementing ISO 14001 is the ability to demonstrate, through third party verification, Wescast’s concerns and commitment to protecting the environment.  The Corporation continuously monitors and controls the impact of all production processes, and has developed policies, which in conjunction with its compliance with laws and regulations, have the objective of assuring a safe and healthy environment for its employees and communities.

Internal environmental compliance audits and internal and external system audits are all performed two times per year.  Through our standardized Environmental Operating System (EOS) measurables at all our facilities, we monitor opportunities to maximize recycling opportunities, reduce waste, employ efficient energy management and encourage the sharing of best management practices.

Environmental reports are issued to the Wescast Board of Directors four times per year.  These reports include information regarding external and internal audit findings, reportable spills, if any, impact of new or pending legal requirements, complaints received, if any, and the status of applications for various approvals to the Ministry of the Environment.

To date, environmental laws and regulations have not had a material affect on Wescast’s operations or financial condition.  During the year the cost to operate and maintain emission control equipment and other environmental operating expenses was approximately $4.5 million.  Spending on capital improvements at our facilities to protect the environment was approximately $1.1 million.  Wescast is not aware of any material environmental liabilities facing the Corporation at this time.

wescast industries inc.	Annual Information Form – May 9, 2003	Page 9

Wescast does not anticipate that environmental laws and regulations will have a material effect on Wescast’s operations or financial conditions in the future.  It is anticipated that in future years annual expenditures in respect of environmental operating expenses will remain substantially similar to such expenditures this year.

Human Resources

As at December 29, 2002, Wescast had approximately 2,534 employees (including employees of our joint ventures, UMI and Weslin). The Canadian Auto Workers (“CAW”) represents approximately 46% of these employees pursuant to five collective agreements. The agreement relating to our two Wingham casting facilities and representing 495 employees was successfully settled during 2002.  The remaining 4 collective agreements were successfully settled during 2001.  The Corporation believes that relations between the CAW and management are good.  However, an illegal strike, lasting 9 days, occurred in 2002 at our Brantford foundry.   The strike was due to a lack of communication and understanding concerning a shift change.  Wescast is focused on and committed to reestablishing and maintaining a solid relationship with our employees in this very dynamic and challenging business environment.

Wescast believes that an integral part of its success is due to each employee’s effort to maintain a commitment to excellence. In the late 1980’s, Wescast began the process of developing a participative management process designed around the principles of identity, participation, competence, and equity. The formal plan became effective on July 1, 1989, and was named HEART (Helping Everyone Achieve Rewards Together). The components and structure of the plan, including an employee bonus plan, are reviewed and updated on a regular basis.

wescast industries inc.	Annual Information Form – May 9, 2003	Page 10

Principal Properties

The Corporation’s principal facilities as at April 30, 2003 are listed below:

Canada
200 Water Street Wingham, Ontario	160,000 square foot owned facility; used to cast exhaust manifolds
R.R.#4 Wingham, Ontario	125,600 square foot owned facility; used to cast exhaust manifolds
799 Powerline Road W Brantford, Ontario	136,500 square foot owned facility; used to cast exhaust manifolds
100 Water Street Wingham, Ontario	121,400 square foot owned facility; used to machine exhaust manifolds
28648 Centre Road Strathroy, Ontario	121,000 square foot owned facility; used to machine exhaust manifolds
150 Savannah Oaks Drive Brantford, Ontario	78,000 square foot owned facility, used to house the design and corporate support group. It houses a mini-foundry and machine shop.
Hungary
50% owned joint venture
2840 Oroszlany Szent Borbala u. 16	225,000 square foot owned facility; used to cast and machine exhaust manifolds

United States

402 George Mathews Drive Cordele, Georgia	147,200 square foot owned facility, used to cast suspension and brake components
49% owned joint venture
6300 – 18 ½ Mile Rd Sterling Heights, MI	80,000 square foot leased facility; used to machine exhaust manifolds

wescast industries inc.	Annual Information Form – May 9, 2003	Page 11

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	(thousands of dollars, except per share data)
	Year Ended
	December 29, 2002	December 30, 2001	December 31, 2000
Sales	$424,207	$383,502	$396,721
Earnings from continuing operations	$60,040	$66,038	$67,590
Net earnings	$60,040	$41,270	$67,050
Earnings from continuing operations per common share	$4.59	$5.11	$5.14
Fully-diluted earnings from continuing operations per common share	$4.59	$5.01	$5.03
Net earnings per common share	$4.59	$3.19	$5.11
Fully-diluted net earnings per common share	$4.59	$3.12	$4.99
Dividends paid per common share	$0.48	$0.48	$0.48
Total Assets	$586,917	$446,649	$409,377
Total long-term debt	$56,214	$12,578	$11,283

NOTES:

(1)

During 2002 the Corporation amended its stock option plan to authorize the grant of tandem stock appreciation rights in connection with options granted under the plan, at or after the time of grant of such options.  Under the amended plan, participants have the choice of exercising stock options or receiving cash from the Corporation for the options equal to their intrinsic value, being the difference between the option exercise price and the current market value of the shares.  The initial impact of the amendment to the plan, recorded in the second quarter, was a non-cash charge to earnings of $14,905, reported as stock based compensation expense for options issued in prior periods.  However as a result of the decline in the share market price since the amendment of the plan, stock-based compensation expense, including the initial impact, was $5,277 for 2002.

(2)

December 30, 2001 and December 31, 2000 comparative amounts have been reclassified to report discontinued operations.

(3)

In 2001, the Corporation changed its accounting policy with respect to the computation of earnings per share to that issued by the Canadian Institute of Chartered Accountants in December 2000.   The main effect of the change to the Corporation’s financial statements is in the calculation of fully-diluted earnings per share which is now calculated using the treasury stock method instead of the imputed interest method.  This change in accounting policy has been applied on a retroactive basis and the comparative numbers have been restated accordingly.  The effect of the change for the years ended December 30, 2001 and December 31, 2000 was an increase of  $0.04, and $0.11, respectively, to fully-diluted net earnings per share.

(4)

Common shares referred to above includes both Class A Subordinate Voting Shares and Class B Common Shares.

Dividend Policy

Wescast started paying cash dividends on its common shares (the Class A Subordinate Voting Shares and Class B Common Shares) on a quarterly basis in 1995.  Unless the board determines otherwise, the Corporation’s policy is to generally set its annual dividend to approximately 10% of the previous year’s net earnings.  Its current intention is to pay quarterly dividends of $0.12 per share. The declaration and payment of dividends is at the sole discretion of the Board of Directors.

wescast industries inc.	Annual Information Form – May 9, 2003	Page 12

MANAGEMENT’S DISCUSSION AND ANALYSIS

The information that appears under the heading “Management’s Discussion and Analysis of Results of Operations and Financial Condition” on pages 38 through 47, inclusive, of the 2002 Annual Report is incorporated herein by reference.

MARKET FOR SECURITIES

The Class A Subordinate Voting Shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol WCS.A and on the NASDAQ under the trading symbol WCST.

DIRECTORS AND OFFICERS

The names and municipalities of residence of the Directors and Officers of Wescast, the respective positions held by them with Wescast, their principal occupations during the five preceding years and the period each Director has served as a Director are set out below. Each Director was elected or re-elected at the annual meeting of shareholders held on May 6, 2003, and the term of office for each Director will be until the next annual meeting of the shareholders or until a successor is elected or appointed. Wescast's Board of Directors has an Audit Committee, a Nominating and Corporate Governance Committee and a Human Resources Committee.  Wescast does not have an Executive Committee of the Board.

wescast industries inc.	Annual Information Form – May 9, 2003	Page 13

Directors

Name and Municipality of Residence	Director Since	Position	Principal Occupation During the Five Preceding Years

Edward G. Frackowiak (2) (4) Oakville, Ontario	1992	Executive Chairman of the Corporation	Executive Chairman of the Corporation since March 2003. Prior to that, Mr. Frackowiak was Vice President and General Counsel/Canada of First American Title Insurance Company (title insurance company).

Raymond T. Finnie (4) Kitchener, Ontario	1999	Director, President and Chief Executive Officer of the Corporation

President and Chief Executive Officer of the Corporation since October 1998. Prior to that, Mr. Finnie was President and Chief Executive Officer of FAG Automotive Inc. from 1995 to 1998 and President and Chief Executive Officer of FAG Bearings Limited from 1993 to 1998.

William R. LeVan Brantford, Ontario	1991	Director, Vice President Technology of the Corporation	Vice President, Technology of the Corporation since July 2000. Prior to that, Mr. LeVan was Vice President, Manufacturing from 1997 to 2000.

M. Thomas Bright (1) Dallas, Texas	1984	Director	Owner and President of Southwestern Gage, Inc. (distributor of measurement equipment).

Peter J. Kenny (3) Oakville, Ontario	1985	Director	Chairman of the Board of Atlantis Submarines International Holding Inc. (tourism business) and of Cambridge Stamping Inc. (automotive parts supplier).

Lawrence G. Tapp (1) (2) London, Ontario	1997	Director	Dean of Richard Ivey School of Business, University of Western Ontario.

J. Dwane Baumgardner (1) (3) Holland, Michigan	1998	Director

Vice Chairman of Magna Donnelly Corporation (automotive parts supplier) since 2002.  Prior to that Mr. Baumgardner was Chairman and Chief Executive Officer of Donnelly Corporation (automotive parts supplier).

Hugh W. Sloan Jr. (2) (3) Bloomfield Village, Michigan	1998	Director	Deputy Chairman of the Woodbridge Foam Corporation (automotive parts supplier) since 1998. Prior to that, Mr. Sloan was President of the Woodbridge Automotive Group (automotive parts supplier).

wescast industries inc.	Annual Information Form - May 9, 2003		Page 14

Name and Municipality of Residence	Director Since	Position	Principal Occupation During the Five Preceding Years

J. Emilien Bolduc (1) (3) Sutton, Quebec	1999	Director	Retired Vice Chairman of Royal Bank of Canada.

Robert A. Canuel Whitby, Ontario	2003	Director	Vice President Human Resources of Hallmark Canada (a manufacturer /distributor of social expression products).

Mary Theresa McLeod Toronto, Ontario	2003	Director	Founder and President of McLeod Capital Corporation (a financial and regulatory consulting firm) and since 1999 Ms. McLeod has been a part-time member of the Ontario Securities Commission.
(1) Member of the Audit Committee.
(2) Member of the Nominating and Corporate Governance Committee.
(3) Member of the Human Resources Committee.
(4) Ex-officio member of the Audit Committee and the Human Resources Committee.
(5) Pursuant to the Business Corporations Act (Ontario), the Corporation is required to have an Audit Committee.

Officers

Name and Municipality of Residence	Position	Principal Occupation During the Five Preceding Years
Raymond T. Finnie (1) Kitchener, Ontario	Director, President and Chief Executive Officer of the Corporation

President and Chief Executive Officer of the Corporation since October 1998. Prior to that, Mr. Finnie was President and Chief Executive Officer of FAG Automotive Inc. from 1995 to 1998 and President and Chief Executive Officer of FAG Bearings Limited from 1993 to 1998.

William R. LeVan Brantford, Ontario	Director, Vice President Technology of the Corporation	Vice President, Technology of the Corporation since July 2000. Prior to that, Mr. LeVan was Vice President, Manufacturing from 1997 to 2000.

Paul A. Lawrence Kitchener, Ontario	Vice President, Sales and Marketing	Vice President, Sales and Marketing of the Corporation.

Randolph J. Straka Cambridge, Ontario	Chief Operating Officer	Chief Operating Officer of the Corporation since November 2000. Prior to that, Mr. Straka was President of Lorin Industries from 1995 to November 2000.

Timothy J. Armstrong Cambridge, Ontario	Vice President, Quality and Information Systems	Vice President, Quality and Information Systems of the Corporation.

wescast industries inc.	Annual Information Form – May 9, 2003	Page 15

Name and Municipality of Residence	Position	Principal Occupation During the Five Preceding Years

John A. Ross Oakville, Ontario	Vice President, Human Resources

Vice President, Human Resources of the Corporation since November 2002.  Prior to that, Mr. Ross was Senior Vice President Human Resources of Stratus Global Corporation (a satellite communications business) from 2001 to 2002 and Senior Vice President of Human Resources of Rio Algom (a mining business) from 1998 to 2001.

(1) Our recruiting efforts for a Chief Financial Officer are ongoing and we expect to fill this position shortly.  In the interim, our President and Chief Executive Officer, Raymond T. Finnie continues to serve as acting Chief Financial Officer.

The number and percentage of securities of each class of voting securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction was exercised, by all Directors and Officers of the Corporation as a group, was approximately 53,360 shares or 0.9% of the Class A Subordinate Voting Shares and 7,376,607 or 100.0% of the Class B Common Shares, as at April 30, 2003.

wescast industries inc.	Annual Information Form – May 9, 2003	Page 16

ADDITIONAL INFORMATION

Additional information, including information concerning Directors’ and Officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation’s Management Information Circular dated March 18, 2003, for the Annual Meeting of Shareholders for the year ended December 29, 2002. Additional financial information, including the comparative audited consolidated financial statements, is provided in the Corporation’s Annual Report for the year ended December 29, 2002.

Copies of the above-mentioned 2002 Annual Report, as well as the following documents, are available from the Investors Relations Department, Wescast Industries Inc., 150 Savannah Oaks Drive, Brantford, Ontario, Canada, N3T 5L8:

     (i)   one copy of this Annual Information Form together with one copy of any document, or the pertinent pages of any document, incorporated by reference herein;

    (ii)    one copy of the comparative financial statements of the Corporation for its most recently completed fiscal year for which financial statements have been filed together with the accompanying report of the auditors thereon and one copy of the most recent interim financial statements of the Corporation that have been filed for any period subsequent to December 29, 2002;

   (iii)    one copy of the Management Information Circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of Directors; and

   (iv)    any other documents that are incorporated by reference into a preliminary short form prospectus or a final short form prospectus filed in respect of a distribution of securities of the Corporation.

The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation, unless the securities of the Corporation are in the course of a distribution pursuant to a preliminary short form prospectus or a final short form prospectus, in which case such documents will be provided free of charge.

wescast industries inc.	Annual Information Form – May 9, 2003	Page 17

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

Wescast Industries Inc. (the “Corporation”) undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

The Corporation has previously filed with the SEC a Form F-X in connection with the Common Shares.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. The Corporation’s principal executive officer, who is also the Corporation’s acting principal financial officer, after evaluating the effectiveness of the Corporation’s disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14(c) and 15d-14(c) under the Securities Act of 1934, as amended), as of a date within 90 days prior to the filing date of this report, has concluded that, as of such date, the Corporation’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Corporation and its consolidated subsidiaries would be made known by him by other within those entities.

Changes in internal controls.  There were no significant changes in the Corporation’s internal controls or in other factors that could significantly affect the Corporation’s disclosure controls and procedures subsequent to the date of his evaluation, nor were there any significant deficiencies or material weaknesses in the Corporation’s internal controls.  As a result, no corrective actions were required or undertaken.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Corporation certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED at Brantford, Ontario as of the 9th day of May, 2003.

WESCAST INDUSTRIES INC.

By: /s/ Raymond T. Finnie
Name: Raymond T. Finnie
Title: President and Chief Executive Officer

CERTIFICATIONS

I, Raymond T. Finnie, principal executive officer and acting principal financial officer of Wescast Industries Inc., certify that:

1.

I have reviewed this annual report on Form 40-F of Wescast Industries Inc.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the periodic reports are being prepared;

b)  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report ("Evaluation Date"); and

c)  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant’s board of directors (or persons fulfilling the equivalent function):

a)  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 9, 2003                                              By: /s/ Raymond T. Finnie

                                                                            Raymond T. Finnie

                                                                            President and Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description

1	Consolidated financial statements of Wescast
Industries Inc. as at and for the year ended
December 29, 2002, together with the auditors
report thereon

2	Management's Discussion and Analysis of Results
of Operations and Financial Condition of Wescast
Industries Inc. as at and for the year ended
December 29, 2002

3	Consent of Grant Thornton LLP

4	Section 906 Certifications

EXHIBIT 1

Auditors’ Report

To the Shareholders of Wescast Industries Inc.

We have audited the consolidated balance sheet of Wescast Industries Inc. as at December 29, 2002 and December 30, 2001 and the consolidated statement of earnings and retained earnings and cash flows for the 52-week period ended December 29, 2002, and each of the 52-week periods ended December 30, 2001 and December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 29, 2002 and December 30, 2001 and the results of its operations and its cash flows for the 52-week period ended December 29, 2002, and for each of the 52-week periods ended December 30, 2001 and December 31, 2000, respectively, in accordance with Canadian generally accepted accounting principles.

Grant Thornton LLP
Chartered Accountants

Toronto, Canada
January 27, 2003

Consolidated Statement of Earnings and Retained Earnings

( in thousands of Canadian Dollars, except per share amounts )

Fiscal Year (Note 25)	2002	2001	2000

Sales	$ 424,207	$ 383,502	$ 396,721
Cost of sales	294,293	255,386	268,047

Gross profit	129,914	128,116	128,674
Selling, general and administration	31,589	26,547	24,242
Stock-based compensation (Note 23)	5,277	-	-
Research, development and design	8,281	6,077	3,736

	84,767	95,492	100,696

Other (income) expense
Interest – long-term	810	409	390
Interest – other	-	-	117
Other (Note 14)	(1,271)	(5,195)	(4,134)

	(461)	(4,786)	(3,627)

Earnings from continuing operations before income tax	85,228	100,278	104,323
Income taxes (Note 15)	25,188	34,240	36,733

Earnings from continuing operations	60,040	66,038	67,590
Loss from discontinued operations (Note 17)	-	(24,768)	(540)

Net earnings	$ 60,040	$ 41,270	$ 67,050

Earnings from continuing operations per share (Note 18)
Basic	$ 4.59	$ 5.11	$ 5.14
Fully-diluted	$ 4.59	$ 5.01	$ 5.03

Net earnings per share (Note 18)
Basic	$ 4.59	$ 3.19	$ 5.11
Fully-diluted	$ 4.59	$ 3.12	$ 4.99

Retained earnings, beginning of year	$ 272,922	$ 238,052	$ 188,983
Net earnings	60,040	41,270	67,050
Dividends paid	(6,276)	(6,209)	(6,314)
Excess of cost over assigned value of Class A common
shares purchased and cancelled (Note 12)	-	(191)	(11,667)

Retained earnings, end of year	$ 326,686	$ 272,922	$ 238,052

Dividends paid per share	$ 0.48	$ 0.48	$ 0.48

See accompanying notes to the consolidated financial statements.

fifty

Consolidated Balance Sheet

( in thousands of Canadian Dollars )

	December 29,	December 30,
	2002	2001

ASSETS
Current
Cash and cash equivalents	$9,984	$58,579
Short-term investments (Note 2)	11,909	22,567
Receivables (net of allowance of $2,239 and $4,824 respectively)	73,095	56,421
Income taxes receivable	5,578	-
Inventories (Note 5)	38,412	19,839
Prepaids	2,526	1,437
Current assets - discontinued operations (Note 17)	265	3.979

	141,769	162,822

Property and equipment (Note 6)	382,718	251,548
Goodwill (Note 3)	41,485	-
Other (Note 7)	15,708	19,601
Long-term assets - discontinued operations (Note 17)	5,237	12,678

	$586,917	$446,649

LIABILITIES
Current
Payables and accruals (Note 9)	$75,873	$31,908
Income taxes payable	-	4,252
Current portion of long-term debt (Note10)	6,190	3,249
Current portion of stock appreciation rights	3,213	-
Current liabilities - discontinued operations (Note 17)	-	8,121

	85,276	47,530

Long-term debt (Note 10)	46,576	4,614
Long-term stock appreciation rights	105	-
Future income taxes (Note 15b)	9,164	7,094
Employee benefits (Note 11)	9,533	7,964

	150,654	67,202

Shareholders' Equity
Capital stock (Note 12)
5,707,111 Class A Common shares issued	97,169	94,174
7,376,607 Class B Common shares issued	12,427	12,427
Retained earnings	326,686	272,922
Cumulative translation adjustment	(19)	(76)

	436,263	379,447

	$586,917	$446,649

Commitments (Note 13)

See accompanying notes to the consolidated financial statements.

Approved by the Board

                                                            RichardW. LeVan,Chairman                               J. Emilien Bolduc, Director

fifty-one

Consolidated Statement of Cash Flows

( in thousands of Canadian Dollars )

Fiscal Year (Note 25)
	2002	2001	2000

Cash derived from (applied to)
OPERATING
Earnings from continuing operations	$ 60,040	$ 66,038	$ 67,590
Depreciation and amortization	30,911	27,883	23,869
Future income taxes	(1,935)	2,368	6,599
Gain on disposal of investments	(195)	-	-
Loss on disposal of equipment	490	1,338	409
Stock-based compensation expense	3,318	-	-
Employee benefits	2,402	2,287	1,596

	95,031	99,914	100,063

Change in non-cash operating working capital (Note 19)	(3,796)	2,387	(30,018)

	91,235	102,301	70,045
Discontinued operations	(760)	(5,190)	392

	90,475	97,111	70,437

FINANCING
Issue of long-term debt	1,764	1,553	3,552
Repayment of long-term debt	(26,441)	(2,432)	(1,944)
Payments of obligations under capital lease	(854)	(701)	(848)
Employee benefits paid	(833)	(983)	(710)
Employee share loan repayments	439	571	191
Dividends paid	(6,276)	(6,209)	(6,314)
Repurchase of common shares	-	(340)	(19,187)
Issue of common shares	2,742	3,331	1,050

	(29,459)	(5,210)	(24,210)

INVESTING
Purchase of property, equipment and other assets	(83,015)	(54,610)	(42,580)
Purchase of short-term investments	(48,236)	(29,575)	(30,000)
Purchase of subsidiary, net of cash acquired	(39,521)	-	-
Restricted cash from long-term debt	-	-	378
Deferred pre-production costs	(3,881)	(4,347)	(5,297)
Redemption of investments	65,149	30,000	34,209
Proceeds on disposal of equipment	251	26	319
Discontinued operations	(358)	(9,244)	(11,992)

	(109,611)	(67,750)	(54,963)

Net increase (decrease) in cash and cash equivalents	(48,595)	24,151	(8,736)

Cash and cash equivalents
Beginning of year	58,579	34,428	43,164

End of year	$ 9,984	$ 58,579	$ 34,428

fifty-two

Notes to the Consolidated Financial Statements

( in thousands of Canadian Dollars, except per share amounts )

1.

Nature of operations

The major operations of Wescast Industries Inc. are the design and manufacture of cast iron parts for the automotive industry.

2.

Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in Canadian dollars following accounting policies generally accepted in Canada. These policies are also in conformity, in all material respects, with accounting policies generally accepted in the United States, except as described in Note 24 to the consolidated financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of Wescast Industries Inc. and its subsidiaries (the “Company"). The Company accounts for its interests in United Machining Inc. (49%) and Weslin Industries Inc. (50%), jointly controlled entities, using the proportionate consolidation method. All significant inter-company balances and transactions have been eliminated. All amounts, disclosed in the notes to the consolidated financial statements, related to the Company’s jointly controlled entities are the Company’s proportionate share.

Revenue recognition

Revenue is recognized when products are delivered to customers. Tooling and prototype revenue is recognized when the customer has received, tested and accepted the tooling or prototype.

Cash and cash equivalents

Cash and cash equivalents includes cash and investments that have a maturity of three months or less from the date of acquisition.

Short-term investments

Short-term investments are carried at cost, which approximates market value, and may be liquidated promptly and have maturities greater than three months and less than one year.

Inventories

Raw materials and supplies are valued at the lower of cost and replacement cost. Tooling and finished goods are valued at the lower of cost and net realizable value. Cost includes material, labour and manufacturing overhead. Cost is determined on the first-in, first-out basis.

Depreciation

Rates of depreciation are applied to write off the cost less estimated salvage value of property and equipment over their estimated useful lives. Buildings and improvements have an estimated useful life of 10 to 30 years and are depreciated on a declining balance basis at 3% to 10% per year or on a straight-line basis over their respective lives. Machinery, equipment and vehicles have an estimated useful life of 2 to 15 years and are depreciated on the diminishing balance basis at 10% to 50%,and the straight line basis up to 15 years or on a unit of production basis calculated on the estimated volume over the life of the product.

Goodwill

Goodwill represents the excess of the purchase price of the company’s subsidiary, Georgia Ductile Foundries LLC,over the fair value of the identified assets in the acquisition. Goodwill is not amortized. The carrying value of goodwill is compared to its fair value on an annual basis to determine if there is any impairment, at which time any impairment will be recorded as a charge to earnings.

Amortization of other long-term assets

Licences are being amortized on the straight-line method over their estimated lives of ten years. Bond issue costs are amortized over the term of the related bonds.

fifty-three

Notes to the Consolidated Financial Statements

( in thousands of Canadian Dollars, except per share amounts )

Deferred pre-production costs

Costs incurred in the pre-production or start-up period of new facilities and new businesses are deferred until commercial production levels are attained. These costs are amortized over a period not to exceed five years commencing on completion of the pre-production or start-up period.

Maintenance and repairs

All maintenance and repair costs are expensed as incurred.

Research, development and design

All research, development and design costs are expensed as incurred.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets, if based on available information, it is more likely than not that one or all of the future income tax assets will not be realized. Investment tax credits relating to capital asset purchases and research and development expenditures are accounted for as a reduction of the cost of such assets and expenses, respectively. Investment tax credits are recorded when there is reasonable assurance they will be realized.

Employee benefit plans

The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets as follows:

•

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro rated on service and management's best estimate of expected plan investment performance for funded plans, salary escalation, retirement ages of employees and expected health care costs.

•

For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

•

Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.

•

The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

Stock-based compensation plans

The Company has two stock-based compensation plans, which are described in Note 23.Prior to 2002, no compensation expense was recognized with respect to these plans. Any consideration paid upon exercise of options and issue of shares is credited to share capital.

In 2002 the Company’s stock option plan was amended to authorize the grant of tandem stock appreciation rights. The annual increase or decrease in the intrinsic value of the stock options is included as stock-based compensation in the statement of earnings. For options that have not fully vested, the change in intrinsic value is amortized over the remaining vesting period. The corresponding liability is reported on the balance sheet.

Translation of foreign currencies

Current assets and current liabilities are translated at the year-end rate of exchange. Revenue and expenses are translated at monthly average rates of exchange. Fixed assets and depreciation are translated at rates prevailing when the related assets are acquired. Translation gains and losses are included in earnings.

For self-sustaining subsidiaries, all of the assets and liabilities are translated at the year-end rate of exchange. Revenues and expenses are translated at the average rate of exchange for the year. Gains and losses are recorded as an adjustment to shareholders' equity.

For integrated subsidiaries, monetary assets and liabilities are translated at the year-end rate of exchange. Fixed assets and depreciation are translated at rates prevailing when the related assets are acquired. Revenue and expenses are translated at monthly average rates of exchange. Translation gains and losses are included in earnings.

fifty-four

Notes to the Consolidated Financial Statements

( in thousands of Canadian Dollars, except per share amounts )

Derivative financial instruments

The Company’s use of derivative instruments is intended to manage the risk of foreign currency fluctuations. The Company does not hold or issue derivative instruments for trading purposes. Accordingly, the Company accounts for exchange gains and losses on forward exchange contracts at the time of occurrence of the hedged transaction.

Gains and losses on forward exchange contracts cancelled prior to maturity are deferred and recognized at the time the originally hedged transactions occur.

Use of estimates

In preparing the Company’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.

Business acquisition

On September 12,2002,the Company acquired 100 percent of Georgia Ductile Foundries LLC (“Georgia Ductile"). Georgia Ductile is a manufacturer of sand cast iron components primarily for the automotive industry, focusing on suspension and brake components. The results of Georgia Ductile’s operations have been included in the consolidated financial statements since the date of acquisition.

The total consideration paid in connection with the acquisition amounted to $39,521 (net of cash acquired of $2,800).

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Non-cash current assets	$9,720
Property and equipment	71,523
Other long-term assets	729
Goodwill(1)	41,485

Total assets acquired	123,457

Current liabilities	21,932
Long-term debt	58,875
Future income taxes	3,129

Total liabilities assumed	83,936

Total consideration paid, net of cash acquired	$39,521

(1)The tax value of goodwill acquired is approximately $46,112.

Subsequent to the acquisition, the Company paid down $22,000 of long-term debt.

If this acquisition had occurred on December 31,2001,the unaudited proforma sales of the Company for fiscal 2002 would have been $449,043 and net earnings would have decreased by $10,853.

fifty-five

Notes to the Consolidated Financial Statements

( in thousands of Canadian Dollars, except per share amounts )

4.

Interest in jointly controlled entities

The following is the Company’s proportionate share of the major components of its jointly controlled entities (before eliminations):

	December	December
	29, 2002	30,2001

Balance sheet
Current assets	$ 13,599	$ 13,809
Long-term assets	58,437	50,095
Current liabilities	9,061	13,636
Long-term liabilities	3,074	3,909
Equity	59,901	46,359

Statement of earnings
Sales	14,008	19,546
Cost of sales and expenses	16,659	20,818
Net loss	(2,651)	(1,272)

Statement of cash flows
Cash derived from (applied to)
Cash flows from operating activities	(3,866)	(3,827)
Cash flows from financing activities	2,173	39,843
Cash flows from investing activities	$ (10,696)	$ (35,242)

5.

Inventories

	December	December
	29, 2002	30,2001

Finished goods - castings	$ 8,294	$ 5,749
- tooling	16,527	3,175
Raw materials and supplies	13,591	10,915

	$ 38,412	$ 19,839

fifty-six

Notes to the Consolidated Financial Statements

( in thousands of Canadian Dollars, except per share amounts )

6.

Property and equipment

	December	December
	29, 2002	30,2001

Cost
Land	$ 5,529	$ 4,997
Buildings and improvements	144,193	114,678
Machinery, equipment and vehicles	394,383	265,734

	544,105	385,409

Accumulated depreciation
Buildings and improvements	19,468	14,835
Machinery, equipment and vehicles	141,919	119,026

	161,387	133,861

Net book value
Land	5,529	4,997
Buildings and improvements	124,725	99,843
Machinery, equipment and vehicles	252,464	146,708

	$ 382,718	$ 251,548

At December 29, 2002 assets under capital lease amounted to $3,299 (2001 - $2,578) less accumulated depreciation of $1,318 (2001 - $1,281).

7.

Other

	December	December
	29, 2002	30,2001

Deferred pre-production costs	$ 13,436	$ 10,911
Director and employee share
purchase plan loans	1,448	1,687
Bond issue costs	771	72
Deferred loss on foreign exchange contracts	-	66
Licence	53	61
Long-term bonds	-	6,804

	$ 15,708	$ 19,601

The director and employee share purchase plan loans are non-interest bearing, repayable over ten years and are secured by the underlying shares. The current portion of these loans of $161 (2001 - $188) is included in receivables. The total market value of the underlying shares was $2,453 at December 29,2002. During the year, the Company ceased the practice of extending any further director and employee share purchase plan loans.

fifty-seven

Notes to the Consolidated Financial Statements

( in thousands of Canadian Dollars, except per share amounts )

8.

Bank indebtedness

The Company’s overall credit limit is $68.4 million US. This includes $30.4 million US in the form of a letter of credit that Georgia Ductile Foundries LLC (“Georgia Ductile”) has provided as a credit enhancement on its revenue bond issue. This letter of credit is secured by the assets of Georgia Ductile which had a car rying value of $53.6 million US at December 29,2002.

	December	December
	29, 2002	30,2001

Balance at end of period	$ -	$ -
Weighted average interest rate	4.25%	5.40%
Maximum amount outstanding
during the period	$ 7,495	$ -
Average amount outstanding
during the period	$ 93	$ -

9.

Payables and accruals

	December	December
	29, 2002	30,2001

Accounts payable	$ 58,340	$ 22,439
Accruals	9,675	3,119
Accrued payroll and benefits	7,858	6,350

	$ 75,873	$ 31,908

10. Long-term debt

	December	December
	29, 2002	30,2001

a) Obligations under capital leases	$ 2,294	$ 1,303
b) Limited obligation revenue bonds	3,842	4,691
c) Revolving bank note	757	1,869
d) Revenue bonds	45,873	-

	52,766	7,863

Less current portion of long-term debt	6,190	3,249

	$ 46,576	$ 4,614

fifty-eight

Notes to the Consolidated Financial Statements

( in thousands of Canadian Dollars, except per share amounts )

a) Obligations under capital leases

The obligations under capital leases are payable in monthly installments with interest at rates from 3.6% to 8.0%, maturing at various dates to the year 2007, and secured by vehicles and equipment. The carrying value of the vehicles and equipment was approximately $2,496 at December 29, 2002. In 2002 the Company acquired vehicles and equipment for $1,687 through capital lease obligations (2001 - $452, 2000 - $957).

The principal payments for the next five years are as follows:

2003	$ 1,136
2004	611
2005	416
2006	116
2007	15

Total	2,294
Less current portion	1,136

$ 1,158

b) Limited obligation revenue bonds

The limited obligation revenue bonds are payable in annual installments of principal of $490 US commencing in 2002,with a variable interest rate which at December 29,2002 was 1.7%,and mature in the year 2010.During 2002 the maturity date of the bonds was extended from 2007 to 2010.As security, United Machining Inc., the Company’s 49% owned joint venture, has provided a first charge over its receivables, inventory, machinery and equipment, which had an approximate carrying value of $4,684 US at December 29,2002.Also, the Company has provided a $2,450 US guarantee of the bonds and any of the Company’s inter-company loans with United Machining Inc. are subordinate to the bonds.

c) Revolving bank note

The revolving bank note is payable on demand, bears interest at US prime less 0.5% and security is provided by a charge on the assets of United Machining Inc.

d) Revenue bonds

The revenue bonds are payable in annual installments of $1,500 US commencing in 2004,with a variable interest rate which at December 29, 2002 was 1.66%,and mature in the year 2022.The Company paid $750 U.S. in 2002 and $2,250 U.S. will be paid in 2003.As security Georgia Ductile has provided a letter of credit, which is guaranteed by the Company, in favour of the trustee.

11. Employee benefits

The Company has a number of defined benefit and defined contribution plans providing pension and other retirement benefits to most of its employees.

Defined contribution plans

The Company’s defined contribution plans expense is recorded in cost of sales, selling, general and administration and research, development and design within the statement of earnings. The total expense for the Company’s defined contribution plans is as follows:

	2002	2001	2000

Plans providing pension benefits	$5,614	$4,499	$3,750

fifty-nine

Notes to the Consolidated Financial Statements

( in thousands of Canadian Dollars, except per share amounts )

Defined benefit plans

Information about the Company's defined benefit plans, in aggregate, is as follows.

	Pension Benefit Plans		Other Benefit Plans

	2002	2001	2002	2001

Accrued benefit obligation
Balance at beginning of year	$ 16,488	$ 13,486	$ 1,695	$ 745
Current service cost	583	507	89	86
Interest cost	1,085	1,028	115	83
Plan initiation	-	2,053	-	511
Benefits paid	(807)	(1,100)	(29)	(18)
Actuarial (gains) losses	-	514	1,245	288

Balance at end of year	$ 17,349	$ 16,488	$ 3,115	$ 1,695

Plan assets
Fair value at beginning of year	$ 789	$ 873	$ -	$ -
Actual return on plan assets	(36)	(20)	-	-
Benefits paid	(64)	(64)	-	-

Fair value at end of year	$ 689	$ 789	$ -	$ -

Funded status
Plan deficit	$ (16,661)	$(15,699)	$ (3,115)	$ (1,695)
Unamortized net actuarial (gain) loss	(416)	(595)	1,468	222
Unamortized past service costs	8,572	9,162	-	1,054
Unamortized transitional obligation	(366)	(393)	985	-

Accrued benefit liability	(8,871)	(7,525)	(662)	(419)
Valuation allowance	-	(20)	-	-

Accrued benefit liability,
net of valuation allowance	$ (8,871)	$ (7,545)	$ (662)	$ (419)

Only one of the Company’s pension plans is funded. Included in the above accrued benefit obligation at year-end are the following amounts in respect of plans that are not funded:

	Pension Benefit Plans		Other Benefit Plans

	2002	2001	2002	2001

Accrued benefit obligation	$ 16,632 $	15,805	$ 3,115	$ 1,695

sixty

Notes to the Consolidated Financial Statements

( in thousands of Canadian Dollars, except per share amounts )

The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows (weighted-average assumptions as of December 31):

	Pension Benefit Plans			Other Benefit Plans

	2002	2001	2000	2002	2001	2000

Discount Rate	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%
Expected long-term
rate of return on plan assets	7.0%	9.25%	9.25%
Rate of compensation increase	5.5%	5.5%	3.0%

For measurement purposes, a 3% annual rate of increase in the per capita cost of covered health care benefits was assumed, a rate that is expected to be slightly in excess of inflation. The effect of a 1% variance in the assumed health care trend rates would be approximately $87 on the annual health care benefit cost and $280 on the accrued benefit liability for other benefit plans. The average remaining service period of the active employees covered by the pension benefit plans and other benefit plans is 19 years and 18 year s respectively.

The Company's net benefit plan expense, which is recorded in cost of sales and selling, general and administration expenses, is as follows:

	Pension Benefit Plans			Other Benefit Plans

	2002	2001	2000	2002	2001	2000

Current service cost	$ 583	$ 507	$ 190	$ 89	$ 86	$ 53
Interest cost	1,085	1,028	912	115	83	50
Expected return on plan assets	(53)	(78)	(75)	-	-	-
Amortization of past service costs	590	588	447	-	69	34
Amortization of net actuarial loss	2	-	3	5	-	-
Amortization of transitional
obligation	(28)	(28)	(28)	69	-	-
Valuation allowance provided
against accrued benefit asset	(54)	4	9	-	-	-

Net benefit plan expense	$ 2,125	$ 2,021	$ 1,458	$ 278	$ 238	$ 137

12. Capital stock

Authorized: Unlimited   Preference shares, no par value

Unlimited   Class A subordinate, voting common shares, no par value 9,000,000   Class B multiple voting common shares, no par value

	December	December
	29, 2002	30,2001

Issued and outstanding:
5,707,111Class A common shares (2001- 5,626,575)	$ 97,169	$ 94,174
7,376,607Class B common shares (2001 - 7,376,607)	12,427	12,427

	$ 109,596	$ 106,601

sixty-one

Notes to the Consolidated Financial Statements

( in thousands of Canadian Dollars, except per share amounts )

(a) During 2002,34,401 Class A common share options were cancelled, 155,000 Class A common share options, with tandem stock appreciation rights (SARs), were issued, and 62,166 Class A common share options were exercised for cash proceeds of $2,178.Also, 87,650 Class A common share options were terminated on the exercise of SARs.As at December 29,2002,there were 944,184 options outstanding.

During 2001, 25,934 Class A common share options were cancelled, 125,500 Class A common share options were issued, and 143,466 Class A common share options were exercised for cash proceeds of $2,762.As at December 30,2001,there were 973,401 options outstanding.

(b) During 2002,17,370 Class A common shares were issued for cash of $564 and debt of $199 under the director and employee share purchase plan.

During 2001,17,860 Class A common shares were issued for cash of $569 and debt of $85 under the director and employee share purchase plan.

(c) During 2002,1,000 Class A common shares were issued for services at a value of $53.

(d) During 2001,90,300 Class B common shares were converted to 90,300 Class A common shares.

(e) In April 2000 the Company filed a normal course issuer bid, which entitled the Company to acquire up to 569,212 of its Class A common shares before April 30,2001.The purchases were made on the open market at the market price at the time of any particular transaction. Under this bid, during 2001, the Company repurchased for cancellation 8,800 Class A common shares with an assigned value of $148 for $340 cash. The $191 excess was charged to retained earnings.

13. Commitments

(a) Through its jointly controlled entity, United Machining Inc., the Company is committed to annual rental payments on buildings, machinery and equipment. The Company has provided a $5,000 US guarantee to support the machinery and equipment lease arrangements of United Machining Inc. The Company’s portion of payments in each of the next five years is approximately $1,200.

(b) As a result of its ongoing expansion programs, the Company has committed an additional $9.2 million to acquire capital assets in 2003.

14. Other (income) expense

	2002	2001	2000

Foreign exchange
translation loss (gain)	$ 387	$ (2,606)	$ (603)
Interest and miscellaneous	(2,148)	(3,927)	(3,949)
Loss on disposal of equipment	490	1,338	418

	$ (1,271)	$ (5,195)	$ (4,134)

sixty-two

Notes to the Consolidated Financial Statements

( in thousands of Canadian Dollars, except per share amounts )

15. Income taxes

(a) The following table reconciles the statutory federal and provincial income taxes to the effective income tax on earnings before taxes.

	2002	2001	2000

Statutory income tax	$ 35,472	$ 42,859	$ 45,854
Manufacturing and processing deduction	(7,244)	(8,895)	(9,388)
Tax effect of non-deductible expenses	119	346	390
Unrecognized losses of jointly controlled entities	992	573	408
Tax effect of cost sharing arrangement
with jointly controlled entity	(3,274)	-	-
Future income tax benefit resulting
from reduction in tax rate	(1,000)	(643)	(531)
Other	123	-	-

Effective income tax	$ 25,188	$ 34,240	$ 36,733

The effective income tax includes:
Current income taxes	$ 27,123	$ 31,872	$ 30,134
Future income taxes	(1,935)	2,368	6,599

	$ 25,188	$ 34,240	$ 36,733

(b) The composition of the future income taxes balance is as follows:

	December	December
	29, 2002	30,2001

Future income tax liabilities
Tax depreciation in excess of accounting depreciation	$ 17,542	$ 11,702
Deferred pre-production costs	1,032	1,505
Investment tax credits	427	-

	19,001	13,207

Future income tax assets
Loss carryforwards	3,888	234
Accrued costs of discontinued operations	2,007	3,427
Accrued pension costs	2,871	2,638
Stock appreciation rights	1,099	-
Other non-deductible accruals	93	48

	9,958	6,347

Valuation allowance against tax benefit of loss carryforwards	(121)	(234)

	9,837	6,113

Net future income taxes	$ 9,164	$ 7,094

The total net difference between the tax basis and the reported amounts of assets and liabilities is $39,537 (2001 - $20,636).

sixty-three

Notes to the Consolidated Financial Statements

( in thousands of Canadian Dollars, except per share amounts )

(c) At December 29, 2002, the Company has income tax loss carryforwards of $9,216, which relate primarily to a foreign subsidiary. Of the total losses,$1,242 expire between 2006 and 2010,$7,636 expire in 2023,and $337 have no expiry date.

Earnings projections show that it is more likely than not that the tax benefits of the loss carryforwards, net of the valuation allowance, will be realized in the near future.

16. Investment tax credits

During the year the Company recorded investment tax credits of $1,289 (2001 - $4,066,2000- $1,152). Of this amount,$1,289 (2001- $2,865,2000 - $276) is recorded as a reduction of cost of sales and research, development and design expenses and accordingly is included in net earnings for the year. For the years 2001 and 2000, the balance related to capital assets and deferred pre-production costs and reduced the carrying value of the related assets.

17. Discontinued operations

On September 13,2001 the Board of Directors approved a plan to shut down the Company’s stainless steel manifold business and transfer existing programs to other manufacturers. As of June 30,2002 all production programs were transferred to other manufacturers. Several of the related manufacturing assets have been transferred to other operating facilities. The Company is currently pursuing buyers for the remainder of the manufacturing assets.

The results from discontinued operations have been reported separately within these financial statements. The current year operating losses and closing costs have been offset against the provisions established in 2001.Prior year comparative amounts have also been reclassified.

Summarized financial information for the discontinued operations are as follows:

	2002	2001	2000

Sales	$-	$9,483	$4,665

Loss before income taxes prior to
September 13,2001	$-	$(6,060)	$(822)
Income tax recovery	-	2,068	282

	-	(3,992)	(540)

Provision for discontinued operations[1]	-	(31,536)	-
Income tax recovery	-	10,760	-

	-	(20,776)	-

Loss from discontinued operations	$-	$(24,768)	$(540)

sixty-four

Notes to the Consolidated Financial Statements

( in thousands of Canadian Dollars, except per share amounts )

Net assets of discontinued operations

	December	December
	29, 2002	30,2001

Current assets	$ 265	$ 3,979
Property and equipment[1]	5,237	12,678

Total assets	5,502	16,657
Current liabilities[1]	-	8,121

Net assets	$ 5,502	$ 8,536

1The provision for discontinued operations includes the estimated operating losses from September 14, 2001 to June 30,2002 and a write-down of assets to net realizable value.

18. Earnings per share

Basic earnings from continuing operations per share and basic net earnings per share are based on the weighted average common shares outstanding. Weighted average common shares used in the computation of basic earnings from continuing operations per share and basic net earnings per share under Canadian generally accepted accounting principles (“Canadian GAAP”) were 13,106,236, 12,936,908 and 13,067,996 in 2000, 2001 and 2002 respectively. The shares used in the computation of fully-diluted earnings from continuing operations per share and fully-diluted net earnings per share were 13,448,691, 13,173,627 and 13,067,996 in 2000,2001 and 2002 respectively. All of the dilution is caused by the effect of stock options outstanding.

Under United States generally accepted accounting principles (“U.S. GAAP”), the weighted average common shares outstanding for basic earnings per share and fully-diluted earnings per share are the same as under Canadian GAAP.

19. Consolidated statement of cash flows

The following is additional information to the statement of cash flows. Change in non-cash operating working capital

	2002	2001	2000

Receivables	$ (8,754)	$ 4,074	$ (18,290)
Inventories	(17,202)	(2,224)	(2,642)
Prepaids	(705)	(146)	(699)
Payables and accruals	32,695	(2,767)	(3,450)
Income taxes payable	(9,830)	3,450	(4,937)

	$ (3,796)	$ 2,387	$(30,018)

Cash paid for interest	$ 959	$ 411	$ 444

Cash paid for income taxes	$ 35,596	$ 25,331	$ 36,025

sixty-five

Notes to the Consolidated Financial Statements

( in thousands of Canadian Dollars, except per share amounts )

20. Related party transactions

The Company paid freight of $5,061 in 2002 (2001 – $4,692,2000 - $4,732) to a related company, 33% of whose shares are owned by a Class B shareholder of the Company. Payables and accruals include $504 (2001 - $367,2000 – $486),which is owed to this company.

21. Segment information

(a)Operating segments

The Company operates within two reportable segments, both in the automotive industry. The powertrain segment is focused on the design and manufacture of exhaust system components for sale to primarily the Big Three car manufacturers or Tier 1 suppliers to these manufacturers. The chassis segment is focused on the design and manufacture of brake and suspension components, also for sale to the Big Three car manufacturers or their Tier 1 suppliers.

The Company’s manufacturing facilities, where appropriate, are geographically situated to align with the physical location of its customer base. The powertrain segment has operations in North America and Europe, while the chassis segment maintains operations in North America only. The powertrain segment’s European operations are conducted primarily through the Company’s jointly controlled entity,Weslin Industries Inc. Weslin was in a start-up period in 2001 and 2002 and the majority of its expenses, net of incidental sales, were deferred and reported as pre-production costs.

The accounting policies for the segments are the same as those described in Note 2 to the consolidated financial statements. The Company evaluates the performance of each segment based on earnings or loss before income taxes.

There were no intersegment sales during 2002.

All Corporate costs have been allocated to the powertrain segment.

sixty-six

Notes to the Consolidated Financial Statements

( in thousands of Canadian Dollars, except per share amounts )

		December 29, 2002
	Powertrain		Chassis 1
	North	Europe	North	Total
	America		America
Sales to external customers	$409,459	$ -	$14,748	$424,207
Earnings (loss) from
continuing operations	67,333	(2,832)	(4,461)	60,040
Interest revenue	2,075	-	-	2,075
Interest expense	266	16	528	810
Depreciation and amortization	27,403	1,941	1,567	30,911
Income taxes	27,422	64	(2,298)	25,188
Total assets	395,611	65,321	125,985	586,917
Property and equipment	265,953	44,577	72,188	382,718
Defer red pre-production costs	3,185	10,251	-	13,436
Goodwill	-	-	41,485	41,485
Purchase of property ,
equipment and other assets	$74,255	$6,594	$2,166	$83,015

		December 30, 2001

	Powertrain		Chassis[1]

	North	Europe	North	Total
	America		America

Sales to external customers	$383,502	$ -	$ -	$383,502
Earnings (loss) from continuing operations	67,670	(1,632)	-	66,038
Interest revenue	3,889	38	-	3,927
Interest expense	409	-	-	409
Depreciation and amortization	27,129	754	-	27,883
Income taxes	34,194	46	-	34,240
Total assets	394,130	52,519	-	446,649
Property and equipment	211,591	39,957	-	251,548
Deferred pre-production costs	4,544	6,367	-	10,911
Purchase of property,
equipment and other assets	$24,667	$29,943	$ -	$54,610

	December 31,2000

	Powertrain		Chassis[1]

	North	Europe	North	Total
	America		America

Sales to external customers	$396,721	$ -	$ -	$396,721
Earnings (loss) from continuing operations	68,419	(829)	-	67,590
Interest revenue	3,922	27	-	3,949
Interest expense	507	-	-	507
Depreciation and amortization	23,723	146	-	23,869
Income taxes	36,683	50	-	36,733
Total assets	393,634	15,743	-	409,377
Property and equipment	213,802	10,360	-	224,162
Deferred pre-production costs	6,201	1,775	-	7,976
Purchase of property,
equipment and other assets	$32,593	$9,987	$ -	$42,580

1The Company began operations in the chassis segment during 2002.

For the 2002 fiscal year, sales to the Company’s three largest customers amounted to 46%,33% and 16% of total sales (2001 - 46%,37%,and 16%,2000 – 52%,33% and 14%).

sixty-seven

Notes to the Consolidated Financial Statements

( in thousands of Canadian Dollars, except per share amounts )

(b) Geographic information

The following tables show certain information with respect to geographic segmentation:

December 29, 2002
	Canada	United States	Europe	Total

Sales (1)	$ 255	$ 412,348	$ 11,604	$ 424,207
Property and equipment	$ 261,448	$ 76,693	$ 44,577	$ 382,718
Goodwill	$ -	$ 41,485	$ -	$ 41,485

December 30,2001
	Canada	United States	Europe	Total

Sales(1)	$ -	$ 368,265	$ 15,237	$ 383,502
Property and equipment	$ 206,967	$ 4,624	$ 39,957	$ 251,548

December 31,2000
	Canada	United States	Europe	Total

Sales(1)	$ -	$ 380,961	$ 15,760	$ 396,721
Property and equipment	$ 209,495	$ 4,307	$ 10,360	$ 224,162

(1) Sales are attributed to countries based on invoicing location of the customer.

22. Financial instruments

Foreign exchange contracts

The Company uses foreign currency forward contracts to hedge portions of its forecasted revenue and expenditures denominated in foreign cur rencies. These forward contracts are designated and documented as cash flow hedges. As a matter of policy, the Company does not enter into speculative hedge contracts or use other derivative financial instruments. The Company manages exchange rate volatility by entering into three to thirty-six month forward exchange contracts. These activities serve to minimize, but not eliminate, the risk from fluctuations in the exchange rate between the foreign currencies and the Canadian dollar.

As at December 29, 2002 the Company had designated as cash flow hedges a commitment to sell approximately $1,246 USD at a weighted average rate of exchange of CAD $1.4445.The fair market value of the contracts to sell USD at December 29,2002 was approximately $1,139 USD.

Fair value of financial instruments

The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, short-term investments, receivables, and payables and accruals

Due to the short-term period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair value.

Long-term investments

Fair value information is not readily available for loans receivable included in other assets. However, management believes the fair value approximates the carrying value.

Long-term debt

The fair value of the Company’s long-term debt, based on current rates for debt with similar terms and maturities, are not materially different from their carrying value.

sixty-eight

Notes to the Consolidated Financial Statements

( in thousands of Canadian Dollars, except per share amounts )

Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, director and employee share purchase plan loans, and foreign exchange forward contracts.

Cash, cash equivalents and short-term investments include investments in commercial paper and corporate bonds of governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount that is invested in any one government or corporation.

The majority of the Company’s receivables are from the Big Three auto manufacturers. Exposure to any particular customer is significant, but the Company does not believe that any material credit risk exists.

The Company also has receivables from Tier 1 suppliers, some of which may represent a credit risk. The Company believes that this exposure has been adequately reflected in these financial statements. Any potential future risk will be mitigated by customer credit assessments, credit insurance purchased on selected customer accounts and strict adherence to negotiated terms and conditions on sale, including cash on delivery.

The director and employee share purchase plan loans are secured by the underlying shares.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions and which are included on an authorized list of counterparties maintained by the Company.

Interest rates

The Company’s exposure to interest rate risk relates to its variable interest rate revenue bond financing. At December 29, 2002,the increase or decrease in annual interest costs on the variable interest rate revenue bond financing amounts to $497 for each one percent change in interest rates.

23. Stock-based compensation plans

Employee Share Purchase Plan

Under the 1997 Employee Share Purchase Plan, the Company is authorized to issue up to 500,000 Class A common shares to employees, with not less than three months service, and to directors. Under the terms of the plan, employees may acquire shares annually up to an amount not exceeding 10% of their annual compensation. Shares are acquired under the plan at a price equal to 85% of the market value of such shares. Under the plan, the Company issued 17,370 shares in 2002 and 17,860 shares in 2001. The aggregate amount of shares issued under the plan was 152,310 at December 29, 2002 and 134,940 at December 30, 2001.

Stock Option Plan

The Company has a stock option plan, which grants options to employees up to an aggregate of 1.5 million Class A common shares. The options, which have a term not exceeding ten years when issued, vest immediately for directors and over five years for all others at a rate of 1/3 for each year over three years commencing on the third anniversary. The exercise price of each option equals the market price of the Company’s stock on the date of grant.

During 2002 the stock option plan was amended to authorize the grant of tandem stock appreciation rights (a “SAR” or “SARs”) in connection with options granted under the plan, at or after the time of grant of such options. Under the amended plan, participants have the choice of exercising stock options or receiving a cash amount equal to the excess of the market price of the shares covered by the options over the exercise price of the related options. The impact of the amendment to the plan was a catch-up non-cash charge to earnings of $14,905, reported as stock-based compensation expense, for options issued in prior periods. As a result of the significant decline in the share market price since the amendment of the plan, stock-based compensation expense is $5,277 for 2002.

sixty-nine

Notes to the Consolidated Financial Statements

( in thousands of Canadian Dollars, except per share amounts )

A summary of the status of the Company’s stock option plan as of the fiscal year-ends of 2000,2001 and 2002 and changes during each fiscal year is presented below.

		Shares		Weighted Average
		(000)		Exercise Price

	2002	2001	2000	2002	2001	2000

Outstanding, beginning of year	973	1,017	895	$36	$31	$30
Granted	155	125	163	$39	$47	$38
Exercised - shares	(62)	(143)	(41)	$35	$17	$18
- cash	(88)	-	-	$31	$ -	$ -
Cancelled	(34)	(26)	-	$40	$28	$ -

Outstanding, end of year	944	973	1,017	$37	$36	$31

Options exercisable at year-end	543	562	565	$34	$33	$27

Weighted-average fair value of
options granted during the year				N/A	$14	$12

The following information applies to options outstanding at December 29,2002:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
Range of		Average	Average	Number	Average
Exercise	Number	Remaining	Exercise	Exercisable	Exercise
Prices	Outstanding	Contractual Life	Price	at 12/29/2002	Price

$1 to $12	3,333	2.3 years	$11	3,333	$11
$13 to $24	111,284	2.0 years	$15	111,284	$15
$25 to $36	212,000	5.1 years	$33	169,333	$34
$37 to $48	617,567	7.9 years	$42	258,623	$42

	944,184		$37	542,573	$34

seventy

Notes to the Consolidated Financial Statements

( in thousands of Canadian Dollars, except per share amounts )

24.Reconciliation to accounting principles generally accepted in the United States of America

In certain respects, Canadian GAAP differs from U.S. GAAP.

(a) Statements of earnings

	2002	2001	2000

Earnings from continuing operations
according to Canadian GAAP	$ 60,040	$ 66,038	$ 67,590

Depreciation effect of interest capitalization (i)	(33)	(3)	(25)
Deferred pre-production costs (ii)	(2,522)	(2,936)	(4,359)
Decrease (increase) in income tax expense (iii)	(479)	(167)	387

	(3,034)	(3,106)	(3,997)

Earnings from continuing operations
according to U.S. GAAP	57,006	62,932	63,593

Loss from discontinued operations
according to Canadian GAAP	-	(24,768)	(540)
Deferred pre-production costs (iv)	-	4,394	(4,116)
Decrease (increase) in income tax expense (v)	-	(1,493)	1,441

Loss from discontinued operations
according to U.S. GAAP	-	(21,867)	(3,215)

Net earnings according to U.S. GAAP	57,006	41,065	60,378

Retained earnings, beginning of year	263,578	228,913	186,516
Dividends	(6,276)	(6,209)	(6,314)
Excess of cost over assigned value of Class A
Common Shares purchased and cancelled	-	(191)	(11,667)

Retained earnings, end of year	$ 314,308	$ 263,578	$ 228,913

Earnings from continuing operations per share (Note 18)
Basic	$ 4.36	$ 4.86	$ 4.85
Fully-diluted	$ 4.36	$ 4.78	$ 4.73
Net earnings per share (Note 18)
Basic	$ 4.36	$ 3.18	$ 4.61
Fully-diluted	$ 4.36	$ 3.11	$ 4.49

Net earnings according to U.S. GAAP	$ 57,006	$ 41,065	$ 60,378
Other comprehensive income:
Cumulative effect of adoption of
SFAS 133,net of tax (vi)	-	(378)	-
Market adjustment for hedges, net of tax	558	(277)	-
Foreign currency translation adjustment	57	(64)	(12)

Comprehensive income according to U.S. GAAP	$ 57,621	$ 40,346	$ 60,366

(i)   The depreciation effect of interest capitalization reflects the change in depreciation expense due to interest expense capitalization for U.S. GAAP purposes.

seventy-one

Notes to the Consolidated Financial Statements

( in thousands of Canadian Dollars, except per share amounts )

(ii) Deferred pre-production costs must be expensed for U.S. GAAP purposes. Amortization of defer red pre-production costs must be added back to earnings.

(iii) Income tax effect of items in (i) and (ii) and the effect in Canada of using substantially enacted rates instead of enacted rates. Deferred pre-production costs of Weslin Industries Inc. expensed for U.S. GAAP purposes were not tax effected.

(iv)  Deferred pre-production costs relating to discontinued operations were expensed in 1999 and 2000 for U.S. GAAP purposes.

(v)  Income tax effect of (iv).

(vi) The Company adopted SFAS 133 effective January 1, 2001. In general, SFAS 133 requires that companies recognize all derivatives as either assets or liabilities on the balance sheet, measured at their fair value. Derivatives not designated as hedges must be adjusted to fair value with an offset to income. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in fair value of the derivative are either offset against the change in fair value of the asset or liability through income, or recognized in accumulated other comprehensive income until the hedge item is recognized in income. To the extent the hedge is determined to be ineffective, that portion of the derivative’s change in fair value is immediately recognized in income. As of January 1,2001 derivative liabilities in the amount of $574 were recorded as a result of adopting SFAS 133,with an offsetting amount, net of  tax, recorded in accumulated other comprehensive income, of $378.

(b) Balance sheets	December 29, 2002

	Canadian		U.S .
	GAAP	Adjustment	GAAP

Current assets (i) and (iv)	$ 141,769	$ (9,776)	$ 131,993
Property and equipment (ii) and (iv)	382,718	(48,134)	334,584
Other long-term assets (i), (iii) and (iv)	62,430	35,006	97,436

	$ 586,917	$ (22,904)	$ 564,013

Current liabilities (iv) and (vii)	$ 85,276	$(4,631)	$ 80,645
Long-term debt (iv)	56,214	(3,074)	53,140
Future income taxes (v) and (vii)	9,164	(1,107)	8,057
Shareholders’ equity (i), (vi) and (vii)	436,263	(14,092)	422,171

	$ 586,917	$ (22,904)	$ 564,013

	December 30,2001

	Canadian		U.S.
	GAAP	Adjustment	GAAP

Current assets (i) and (iv)	$ 162,822	$ (8,593)	$ 154,229
Property and equipment (ii) and (iv)	251,548	(43,623)	207,925
Other long-term assets (i), (iii) and (iv)	32,279	28,671	60,950

	$ 446,649	$ (23,545)	$ 423,104

Current liabilities (iv) and (vii)	$ 47,530	$ (5,895)	$ 41,635
Long-term debt (iv)	12,578	(3,909)	8,669
Future income taxes (v) and (vii)	7,094	(1,862)	5,232
Shareholders' equity (i), (vi) and (vii)	379,447	(11,879)	367,568

	$ 446,649	$ (23,545)	$ 423,104

seventy-two

Notes to the Consolidated Financial Statements

( in thousands of Canadian Dollars, except per share amounts )

(i) The shareholders' equity adjustment reflects the reclassification of director and employee share purchase loans as a reduction of share capital.

(ii) Property and equipment have been adjusted at each balance sheet date for the effect of capitalized interest, which is discussed in Note 24 (a)(i).

(iii) Other long-term assets have been adjusted such that the deferred pre-production costs are expensed.

(iv) The Company’s interest in its jointly controlled entities has been proportionately consolidated in the financial statements. This adjustment reflects accounting by the equity method.

(v) This adjustment reflects the cumulative income tax effects of the adjustments outlined in Note 24 (a).

(vi) The shareholders’ equity adjustment reflects the cumulative effect of the adjustments outlined in Note 24 (a) and (b).

(vii) Adjustment for the effect of the cumulative result of other comprehensive income net of income tax.

(c)Stock-based compensation plans

The Company accounts for its stock-based compensation plans disclosed in Note 23 under APB Opinion 25 and related interpretations. The company has two stock-based compensation plans; an employee share purchase plan and a tandem stock options plan.

The employee share purchase plan offers shares of the Company at 85% of the market value. No compensation cost has been recorded for this plan.

The stock option plan was converted from a fixed plan to a variable plan in 2002 as a result of the granting to employees the choice of receiving cash or shares on the exercise of their options. The exercise price of each option equals the market price of the Company’s stock on the date of the grant. Prior to 2002 no compensation cost was recorded for this plan. For 2002,the effect of changes in the intrinsic value of the stock options is recorded in the statement of earnings.

Had compensation costs for these plans been determined based on the fair value of the options and shares as of their grant dates consistent with the method of Statement of Financial Accounting Standards 123,Accounting for Stock-Based Compensation (FAS 123),the Company’s net earnings and earnings per common share would have been reduced to the pro forma amounts indicated below. The effects of applying FAS 123 are not likely to be representative of the effects on reported net earnings for future years because options vest over several years and additional awards may be made each year and employee share purchases are voluntary. There is no pro forma effect of the tandem stock option plan in 2002.

		2002	2001	2000

Net earnings	As reported	$57,006	$41,065	$60,378
	Pro forma	$56,871	$38,733	$58,063

Basic earnings per share	As reported	$4.36	$3.18	$4.61
	Pro forma	$4.35	$2.99	$4.43

Fully-diluted earnings per share	As reported	$4.36	$3.11	$4.49
	Pro forma	$4.35	$2.94	$4.32

The fair value of each option grant is estimated on the date of grant using the bi-nominal options-pricing model with the following weighted-average assumptions used for grants in 2000 and 2001 respectively; expected dividend yield of 1.31% and 1.05%;expected volatility of 30% and 29%; risk-free interest rates of 5.40% and 4.70%;and expected lives of 5 years in all cases.

seventy-three

Notes to the Consolidated Financial Statements

( in thousands of Canadian Dollars, except per share amounts )

(d)  Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 143,“Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It is effective for years beginning after June 15,2002. The Company does not expect any effect to be material.

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13,and Technical Corrections". SFAS 145 eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provision of SFAS 145 related to the rescission of FASB Statement No. 4 are applicable in fiscal years beginning after May 15,2002,the provisions related to FASB Statement No. 13 are effective for transactions occurring after May 15,2002,and all other provisions are effective for financial statements issued on or after May 15,2002.The Company does not expect any effect to be material.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 requires recording costs associated with exit or disposal activities at their fair market values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management’s commitment to an exit plan, which is generally before an actual liability has been incur red. SFAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002.The Company does not expect any effect to be material.

In November 2002,the FASB issued FASB Interpretation No. ("FIN") 45,“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee and additional disclosures in its financial statements about the obligations associated with guarantees issued. FIN 45 is effective for any guarantees issued or modified after December 31, 2002.The Company has not provided any guarantees.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation –Transition and Disclosure". SFAS 148 amends SFAS 123 “Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15,2002. The Company does not expect any effect to be material.

25. Fiscal years

The 2002 fiscal year was for the 52 weeks ended December 29,2002 and the 2001 and 2000 fiscal years were for the 52 weeks ended December 30,2001 and December 31,2000, respectively.

26. Comparative figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

seventy-four

Summary of Operations

( from continuing operations )

( in thousands of Canadian Dollars, except per share amounts and where otherwise noted )

For the fiscal year ended	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993

Sales	$424,207	$383,502	$396,721	$348,602	$277,774	$221,943	$192,184	$167,299	$131,848	$ 93,708

Gross profit	$129,914	$128,116	$128,674	$119,388	$ 92,108	$ 76,574	$56,633	$ 35,849	$ 28,649	$15,950

Gross profit margin (%)	31%	33%	32%	34%	33%	35%	29%	21%	22%	17%

Earnings	$ 60,040	$ 66,038	$ 67,590	$ 61,960	$ 49,067	$ 41,044	$ 27,928	$ 17,723	$ 12,259	$ 6,132

Earnings (%)	14%	17%	17%	18%	18%	18%	15%	11%	9%	7%

Return on capital
employed (%)[1]	23%	35%	41%	49%	51%	53%	41%	32%	37%	33%

Return on equity (%)	15%	18%	21%	23%	23%	24%	25%	28%	38%	85%

Fully-diluted
earnings per share	$ 4.59	$ 5.01	$ 5.03	$ 4.58	$ 3.62	$ 3.07	$ 2.47	$ 1.62	$ 1.39	$ 0.73

Price/earnings ratio range	12-9	11-7	9-6	11-7	12-9	16-10	13-5	10-6	12-8	N/A

Weighted average
common shares outstanding	13,068	12,937	13,106	13,178	13,102	13,043	10,794	10,741	8,779	8,408

Capital expenditures	$ 83,015	$ 54,610	$ 42,580	$ 96,530	$ 37,073	$ 19,123	$ 26,892	$ 43,517	$ 26,342	$ 5,086

Manifolds sold (units)	15,297	14,432	14,598	13,886	11,914	10,306	8,995	8,154	7,582	6,113

Manifolds internally
machined/sold (units)	9,674	8,790	9,344	8,071	6,242	5,092	4,044	1,488	695	614

1Return on capital employed is equal to earnings from continuing operations before stock-based compensation expense, interest and income taxes divided by average capital employed during the year.

Financial Position At Year-End

( in thousands of Canadian Dollars, except per share amounts and where otherwise noted )

For the fiscal year ended	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993

Cash, cash equivalents, short and
long-term investments	$ 21,893	$ 87,950	$ 64,428	$ 76,758	$ 65,023	$ 60,037	$ 35,863	$ 1,290	$ -	$ -

Total current assets	$141,769	$162,822	$151,380	$141,669	$136,164	$117,857	$ 83,557	$ 35,744	$ 44,147	$ 17,598

Total current liabilities	$ 85,276	$ 47,530	$ 41,414	$ 47,435	$ 28,312	$ 33,404	$ 28,050	$ 19,426	$ 26,581	$ 12,755

Working capital	$ 56,493	$115,292	$109,966	$ 94,234	$107,852	$ 84,453	$ 55,507	$ 16,318	$ 17,566	$ 4,843

Property and equipment - net	$382,718	$251,548	$224,162	$204,106	$126,745	$105,437	$100,346	$ 84,930	$ 53,195	$ 31,246

Total assets	$586,917	$446,649	$409,377	$364,162	$280,261	$233,121	$188,899	$125,807	$ 97,886	$ 50,785

Long-term debt	$ 56,214	$ 12,578	$ 11,283	$ 10,277	$ 10,260	$ 3,945	$ 4,771	$ 32,165	$ 15,589	$ 19,136

Shareholders' equity	$436,263	$379,447	$341,374	$297,743	$237,773	$192,853	$152,688	$ 70,995	$ 54,447	$ 9,756

Capital employed[1]	$481,377	$303,996	$279,359	$227,518	$170,869	$129,796	$120,292	$101,430	$ 77,557	$ 38,857

Debt/equity ratio	0.13:1	0:1	0:1	0:1	0:1	0:1	0:1	0.5:1	0.3:1	2:1

Shares outstanding	13,084	13,003	12,851	13,213	13,127	13,086	12,870	10,741	10,741	10,741

Book value per share	$ 33.34	$ 29.18	$ 26.56	$ 22.53	$ 18.11	$ 14.74	$ 11.86	$ 6.61	$ 5.07	$ 0.91

1Capital employed is equal to the total of net working capital, excluding net debt, property and equipment and other long-term assets, excluding interest-bearing assets.

seventy-five

EXHIBIT 2

Discussion and Analysis

Management's Discussion and

Analysis of Results of Operations and Financial Condition

All amounts in the Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) of Wescast Industries Inc. (“Wescast” or the “Company”) are in Canadian dollars unless otherwise noted. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements.

In order to strategically align our resources to meet unique customers’ expectations, two groups have been formed to help focus efforts in the powertrain and chassis sectors of our customers’ business.

The powertrain group is focused on the design and manufacture of exhaust system components for sale primarily to the Big Three car manufacturers or Tier 1 suppliers to these manufacturers. This group is further segregated between North America and Europe. The Company’s North American core operations, being the design, manufacture and sale of exhaust manifolds, are mature. We are the world’s largest supplier of exhaust manifolds for passenger cars and light trucks. Our European operations are conducted through Weslin Hungary Autoipari Rt. (“Weslin”), a company controlled by Wescast jointly with Linamar Corporation. Weslin has just completed the pre-production phase of its facility launch. Consequently, the majority of expenses incurred by Weslin, net of incidental sales, were deferred as pre-production costs during 2002. There were no sales reported for the Weslin operation in 2002.

The chassis group is focused on the design and manufacture of brake and suspension components, again for sale to the Big Three car manufacturers or their Tier 1 suppliers. The Company entered the chassis segment on September 12, 2002 with the acquisition of Georgia Ductile. The products that comprise the chassis segment are a good fit with our core operations. The market is significant and fragmented.  Further, the production requirements of the specific products align well with our core casting and machining knowledge. The results of Georgia Ductile’s operations have been included in the consolidated financial statements since the date of acquisition.

A Note About Forward-Looking Information

This report contains forward-looking statements in Our Message, Our Initiatives, and Management's Discussion and Analysis and elsewhere, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  In connection with forward-looking statements made by or on behalf of the Company, persons should carefully review the factors set forth below and more detailed statements contained in certain of the Company's other documents filed with the U.S. Securities and Exchange Commission.  Actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, including:

Discussion and Analysis

•

The Company’s dependence on one class of products; i.e., the potential for heightened competition, including the intensification of price competition, the entry of new competitors, both domestic and foreign, and the introduction by competitors of new manufacturing techniques or types of manifolds;

•

The Company is dependent upon three customers; i.e., the potential of less-than-projected sales by General Motors, Ford and DaimlerChrysler of light vehicle models for which the Company supplies the exhaust manifolds;

•

Adverse government regulations, including U.S. Corporate Average Fuel Economy standards or emissions regulations and Canadian, Hungarian and United States federal, provincial, state and local environmental laws and regulations;

•

Increased pressure from the OEMs to reduce prices;

•

Change in automotive industry characteristics;

•

Increase in the price of raw materials upon which the Company is dependent, including steel and electricity;

•

Risk from fluctuations in the exchange rate between foreign currencies and the Canadian dollar;

•

General economic and political risks, for example, the turmoil in the Middle East; and

•

Failure to adequately integrate expanded capacity or acquired businesses and other risks associated with continuing expansion.

Overview

Fiscal 2002 was both a successful and challenging year for Wescast. We maintained profitability of our core manifold operations, while investing in our long-term growth initiatives. The Company continues to advance its “hot-end solutions” strategy and establish the infrastructure to support global sales efforts. Our product diversification strategy was advanced with the acquisition of the Georgia Ductile operation.

The company’s strategic focus in 2003 will continue to build on the initiatives begun over the last few years. Our strategy for global leadership is comprised of four “must do’s”:

•

We must investigate the emerging Asian market;

•

We must drive revenue growth;

•

We must achieve operational excellence; and

•

We must explore and develop new business opportunities.

These strategies are intended to capitalize on and leverage the Company’s core competencies to enhance its competitive and market position and create increased value for its stakeholders.

Results of Operations: 2001 to 2002

The following table sets forth for the years ended 2002 and 2001 selected information from the Company’s consolidated statement of earnings expressed in dollars and as a percentage of sales and the percentage change from 2001 to 2002.

Discussion and Analysis

Statement of Earnings Highlights

(in thousands of Canadian dollars)

				% Change

		% of		% of	2001 to

Fiscal Year Ended	2002	Sales	2001	Sales	2002

Sales	$ 424,207	100.0%	$ 383,502	100.0%	10.6%

Cost of sales	294,293	69.4	255,386	66.6	15.2

Gross profit	129,914	30.6	128,116	33.4	1.4

Selling,general and administration	31,589	7.4	26,547	6.9	19.0

Stock-based compensation	5,277	1.2	-	-	100.0

Research,development and design	8,281	2.0	6,077	1.6	36.3

	84,767	20.0	95,492	24.9	(11.2)

Interest expense	810	0.2	409	0.1	98.0

Other income	(1,271)	(0.3)	(5,195)	(1.3)	(75.5)

Earnings from continuing

operations before income taxes	85,228	20.1	100,278	26.1	(15.0)

Income taxes	25,188	5.9	34,240	8.9	(26.4)

Earnings from continuing operations	60,040	14.2	66,038	17.2	(9.1)

Loss from discontinued operations	-	-	(24,768)	(6.5)	(100.0)

Net earnings	$60,040	14.2%	$ 41,270	10.7%	45.5%

Sales

Consolidated sales increased by 10.6% over 2001. The sale of exhaust manifolds by our powertrain group accounted for 9% of the increase. Our exhaust manifold sales volume of 15.3 million units increased by 6% over 2001. This increase compares favourably to the 5% increase in North American light vehicle production over 2001. Our primary customers, the Big Three car manufacturers, experienced a 4.7% increase in production levels. We recorded a slight increase in our overall North American market share to 61%, which represents continued strong performance with our Big Three customers and growth with our New Domestic customers. The increase in manifold sales dollars in 2002, up 9% over 2001 compared to a unit volume increase of 6% over 2001, reflects a richer mix of higher-valued parts sold, primarily related to the light truck market.

Discussion and Analysis

Sales of internally machined manifolds increased 10.2% from 8.8 million units in 2001 to 9.7 million units in 2002. The percentage of manifolds sold that were also internally machined increased from 61.0% in 2001 to 63.0% in 2002. We expect this trend of a higher percentage of internally machined manifolds to continue in the future.

We entered the chassis component marketplace in September through our acquisition of Georgia Ductile. This operation generated $13.9 million in sales of brake and suspension components in the post-acquisition period in 2002.

Tooling and prototype sales of $15.7 million were down 30% from 2001. Several program launches were delayed in 2002 and the corresponding tooling and prototype sales are expected to be realized in 2003.

Gross Profit

Gross profit as a percentage of sales was 30.6%, down from 33.4% in 2001. The gross profit on exhaust manifold sales was 33.1%, as compared to 34.0% in 2001. The following factors had a positive impact on gross profit from exhaust manifold sales in 2002:

•

Increased North American vehicle production volumes;

•

Continuous efficiency improvements in our casting and machining facilities; and

•

Improved performance of our Wingham North Huron casting facility, which was somewhat offset by equipment failures during the fourth quarter.

These positive factors were offset by:

•

Significant cost increases of raw materials and energy costs;

•

Price reductions to our customers; and

•

Increased depreciation and amortization charges.

The gross profit percentage on suspension and brake component sales from our chassis segment was negative 38.0%. Georgia Ductile, while in commercial production, is still in the process of ramping up its casting facility. Production efficiency improvements are currently being implemented, with support from the Company’s other established operations, which are aimed at improving the casting production flow and the overall performance of the Georgia Ductile facility.

The gross profit percentage on prototype and tooling sales in 2002 was 28.6%, up from 23.6% in 2001. The level of gross profit on prototype and tooling sales depends on the type of program launch and the volume of prototype tooling and castings required to validate production.

Operating Expenses

Selling, general and administration expenses increased by $5.0 million from 2001 to 2002. As a percentage of sales, this amounts to 7.4% in 2002 as compared to 6.9% in 2001. This increase is primarily attributable to:

Discussion and Analysis

•

Higher costs at our sales and design subsidiaries in order to expand our global sales network and build infrastructure for future growth;

•

Selling, general and administration expenses of Georgia Ductile, which we acquired during the third quarter; and

•

Higher profit sharing and variable compensation payments. In 2001 these compensation amounts were impacted by the loss realized on the shut down of our stainless steel business.

These increases were partially offset by a lower provision for bad debts. In 2001, a provision for bad debts of $2.1 million was recorded to cover the collection risk associated with a Tier 1 customer. The related receivable remains outstanding but is adequately provided for in the financial statements.

During 2002 the Company amended its stock option plan to authorize the grant of tandem stock appreciation rights in connection with options granted under the plan, at or after the time of grant of such options. Under the amended plan, participants have the choice of exercising stock options or receiving cash from the Company for the options equal to their intrinsic value, being the difference between the option exercise price and the current market value of the shares. The initial impact of the amendment to the plan, recorded in the second quarter, was a non-cash charge to earnings of $14,905, reported as stock-based compensation expense for options issued in prior periods. However, as a result of the significant decline in the share market price since the amendment of the plan, stock-based compensation expense, including the initial impact, was $5,277 for 2002.

Research, development and design expenses increased by $2.2 million or 36.3% from 2001. The increase reflects our continued advancement of in-house research and design capabilities and our commitment to advancing our various hot-end solutions and product diversification strategies.

Interest Expense

Interest expense in 2002 was significantly higher than in 2001. This is attributable to interest related to the long-term debt that was assumed on the acquisition of Georgia Ductile.

Other Income

Other income in 2002 decreased by $3.9 million or 75.5% as compared to 2001 due to:

•

Foreign exchange losses on working capital in 2002 of $0.4 million as compared to gains of $2.6 million in 2001 as a result of a more stable Canadian dollar;

•

Interest and miscellaneous income of $2.1 million in 2002 was less than in 2001 as our cash and investment balances were lower throughout 2002 as surplus funds were utilized to fund the acquisition in Georgia and other growth initiatives; and

•

Losses on disposal of property and equipment in 2002 were $0.8 million lower than in 2001.

Discussion and Analysis

Income Taxes

Our effective income tax rate decreased to 29.6% in 2002 compared to 34.1% in 2001. The main reasons for the decline were as follows:

•

Reductions in statutory income tax rates, impacting both current and future tax levels; and

•

The impact of cost sharing arrangements with Weslin, our Hungarian jointly controlled entity. Under these arrangements certain technology development, marketing and human resource development costs are funded by the Company. The lower tax rates applicable to these amounts in Hungary result in a lower effective tax rate upon consolidation.

Earnings from Continuing Operations

Earnings from continuing operations decreased from $66.0 million in 2001 to $60.0 million in 2002, a year-over-year decrease of 9.1%. In comparing the level of earnings in 2002 to 2001, the following items should be considered:

•

Stock-based compensation expense of $5.3 million, or $3.5 million after tax, was recorded in 2002 while there was no such expense recorded in 2001;

•

Weslin continued to be in a start-up phase during 2002. The majority of expenses were deferred as pre-production costs, however there was a negative impact on earnings of $3.0 million in 2002 versus $1.7 million in 2001; and

•

Georgia Ductile had a negative impact on earnings of $4.5 million after tax in 2002.

Net Earnings

Net earnings for 2002 were $60.0 million, up from $41.3 million in 2001. In 2001 a loss from discontinued operations of $24.8 million, related to the shut down of our stainless steel business, was reported. As of June 30, 2002 all production programs of the stainless steel business were transferred to other manufacturers. Several of the related manufacturing assets have been transferred to other operating facilities and we are currently pursuing buyers for the remainder of the assets.

Fourth Quarter Year-End Adjustments

The fourth quarter results include net year-end adjustments, which had a net positive impact on earnings from continuing operations of $3.7 million compared to $3.4 million in 2001. The amounts that had a positive impact on earnings were adjustments to payroll benefit accruals, research and development investment tax credits and an adjustment to reflect a reduction in the effective income tax rate.

Discussion and Analysis

The following table sets forth selected financial information of the Company for the specified periods.

Quarterly Results of Operations

(in thousands of Canadian dollars, except per share amounts)

	First Quarter		Second Quarter		Third Quarter Fourth Quarter

	2002	2001	2002	2001	2002	2001	2002	2001

Sales	$ 104,900	$ 97,032	$ 112,140	$ 104,529	$ 97,260	$ 87,924	$ 109,907	$ 94,017

Gross profit	36,477	33,759	40,199	38,578	27,097	25,847	26,141	29.932

Earnings from
continuing operations	18,493	18,386	12,143	18,926	12,020	12,196	17,384	16,530

Net earnings (loss)	$ 18,493	$ 16,755	$ 12,143	$ 17,757	$ 12,020	($9,772)	$17,384	$16,530

Earnings from continuing
operations per share

Basic	$1.42	$1.43	$0.93	$1.47	$0.92	$0.94	$1.32	$1.27
Fully-diluted	$1.39	$1.40	$0.93	$1.43	$0.91	$0.93	$0.93	$1.25

Net earnings (loss) per share

Basic	$1.42	$1.30	$0.93	$1.37	$0.92	($0.75)	$1.32	$1.27
Fully-diluted	$1.39	$1.28	$0.93	$1.35	$0.91	($0.76)	$0.93	$1.25

Liquidity and Capital Resources Financial Condition Highlights

(in thousands of Canadian dollars)

Fiscal Year Ended	2002	2001

Cash and cash equivalents	$9,984	$58,579

Short and long-term investments	11,909	29,371

Net Working Capital	56,493	115,292

Interest-bearing debt	52,766	7,863

Cash derived from continuing operations	91,235	102,301

Cash used for investing activities	109,611	67,750

Cash used in financing activities	29,459	5,210

Capital expenditures	83,015	54,610

Deferred pre-production costs	$3,881	$4,347

Discussion and Analysis

Cash, cash equivalents and short and long-term investments were $21.9 million in 2002 versus $87.9 million a year earlier. The decrease was due mainly to the acquisition of Georgia Ductile, the repayment of long-term debt assumed on the acquisition and an increase in capital expenditures. Our financial condition remains strong. Even with the significant investments made during 2002, we ended the year with $21.9 million in cash balances. The Company’s working capital of $56.5 million, together with internally generated cash flows and available unutilized operating lines of credit of US $38.0 million, are sufficient to cover anticipated cash needs for the foreseeable future.

The majority of the Company’s long-term debt is attributable to its jointly controlled entity, United Machining Inc., and Georgia Ductile. On the acquisition of Georgia Ductile, in 2002, the Company assumed US $44.1 million of long-term debt. Note 10 to the consolidated financial statements provides detailed information for Wescast’s debt.

Operating Activities

Cash flows derived from continuing operations were $91.2 million in 2002, compared to $102.3 million in 2001. The decrease was due mainly to lower earnings from continuing operations and a negative change in non-cash operating working capital. Timing of customer payments, and an increased investment in tooling inventory that will be invoiced in 2003, resulted in the negative change in non-cash operating working capital. Improved working capital management related to supplier payments partially offset the negative change.

Investing Activities

Cash flows used in investing activities were $109.6 million in 2002, up from $67.8 million in 2001. The increase was mainly attributable to the acquisition of Georgia Ductile and increased capital expenditures. The cash consideration paid to acquire Georgia Ductile was $39.5 million. Total capital expenditures were $83.0 million in 2002, an increase of $ 28.4 million over 2001. The increase was due to:

•

Machine line expansion costs, related to program launches, of $21.1 million;

•

The construction of our new Technical Development Centre and Corporate Office that amounted to $14.2 million;

•

The purchase of an aircraft for $12.4 million; and

•

Capital expenditures of $3.4 million at Georgia Ductile since the date of acquisition.

Lower capital spending at our jointly controlled entity, Weslin, partially offset these expenditures.

As a result of ongoing expansion programs, the Company has commitments to acquire capital assets of $9.2 million in 2003. Total capital expenditures, including the committed amount of $9.2 million, are expected to be in the range of  $80.0 million in 2003. These expenditures will be funded by internally generated cash flow, working capital and unutilized operating lines of credit.

Discussion and Analysis

Deferred pre-production costs of $3.9 million related to Weslin were incurred in 2002, as compared to $4.6 million in 2001. Weslin’s operations have achieved commercial production status, and consequently costs will no longer be deferred.

Financing Activities

Cash flows used in financing activities increased to $29.5 million in 2002 compared to $5.2 million in 2001. The majority of the increase related to the repayment of a portion of Georgia Ductile’s long-term debt.

Financial Instruments

The Company uses foreign currency forward contracts to hedge portions of its forecasted sales and expenditures denominated in foreign currencies. The Company’s policy is not to speculate on exchange rates. Note 22 to the consolidated financial statements provides additional financial instruments information.

Accounting Policies

The Company’s financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. Note 2 to the consolidated financial statements provides a summary of the significant accounting policies used by Wescast. The only significant accounting policy applied by the Company under Canadian generally accepted accounting principles that is not in conformity with accounting policies generally accepted in the United States of America (“U.S. GAAP”) is Wescast’s treatment of deferred pre-production costs. The Company defers pre-production or start-up period costs until commercial production levels are attained. The application of this policy requires estimates as to when a new facility or business achieves commercial production status. In estimating when a new facility or business achieves commercial production status, we consider production volumes, scrap levels, up-time rates and operating cash flow. Under U.S. GAAP, deferred pre-production or start-up period costs must be expensed as incurred. Note 24 to the consolidated financial statements provides a reconciliation of our statements of earnings and balance sheets to U.S. GAAP.

Outlook for 2003

Although there can be no certainty as to future levels of production, based on current available information the Company views the economic outlook for the automotive industry in 2003 to be positive. North American light vehicle production is expected to remain in the range of 15.7 to 16.2 million vehicles in 2003, very close to 2002 levels.  The potential for a United States led military action against

Discussion and Analysis

Iraq and the resulting impact this could have on various aspects of the economy and on the North American automobile industry in particular remains an unknown. The Company’s strategic direction remains unchanged.  The focus of the core powertrain operations in North America will be on continuous improvement and achieving operational excellence. Our goal is to improve the efficiency level of the existing operations enabling margins to be maintained in the face of inflationary cost increases, while working with the customer base to meet their cost reduction targets.  In addition, in its core business, Wescast will look to increase the percentage of manifolds supplied that are both cast and machined. We will continue to focus on growth and diversification through the expansion of our customer base, product offerings and geographic coverage.  The efficiency gains targeted in our core operations will create available capacity in our foundries that can be utilized to support the production needs of automakers with operations in North America that we currently do not supply, or can be utilized to produce new products that fit the focus of these manufacturing operations.  A dedicated team has been assembled to undertake this review and develop business case recommendations on specific products meeting these criteria.

The development efforts surrounding our “hot end solutions” project will continue in 2003, with the objective of demonstrating product and process capability to the customer.

The Company’s product diversification strategy was accelerated with the move into the production of chassis components through the acquisition of the Georgia Ductile operation in 2002.   The operation is faced with the normal ramp-up operating issues that impact any new foundry.  The primary focus for this operation in 2003 will be on improving manufacturing efficiencies and demonstrating consistent operating performance.

In Hungary, our Weslin joint venture with Linamar Corporation faces a similar situation.  This operation is a key element in our strategy of expanding our global manufacturing capabilities.  The operation is no longer in a pre-production phase, but still faces the traditional start-up challenges of a foundry.  The focus of this operation in 2003 will also be on launching new products, improving manufacturing efficiencies and demonstrating consistent operating performance.  In 2003 we will also begin the amortization of pre-production costs deferred during the initial stages of the facility’s launch.

The Company will also focus resources on evaluating the developing automotive industry in Asia, specifically China, with the view of identifying the extent to which opportunities and threats are created for the Company, as this industry and market develop. In general, the Company views 2003 as a transition year. The core operations in North America are expected to remain strong, but with reduced sales volumes. The projected sales volumes in 2003 will be reduced as the full year’s impact is felt of transferring the production of certain European manifold programs to Weslin.

The continued investment in our growth initiatives in Hungary and Georgia will impact earnings in 2003.  These operations are not expected to be profitable in 2003 as they continue to ramp-up production.  The Weslin and Georgia Ductile operations are integral to our long-term strategy and represent investments that are expected to add significant value in the future.

EXHIBIT 3

January 27, 2003

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We consent to the use in the Annual Report on Form 40-F of Wescast Industries Inc. for the year ended December 29, 2002 of our Auditors’ Report dated January 27, 2003 relating to the consolidated balance sheets of Wescast Industries Inc. as at December 29, 2002 and December 30, 2001 and the consolidated statements of earnings and retained earnings and cash flows for the 52 week periods ended December 29, 2002, December 30, 2001 and December 31, 2000.

By:    /s/ Grant Thorton LLP

Chartered Accountants

Toronto, Canada

EXHIBIT 4

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, CERTIFICATION PURSUANT TO
SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

Wescast Industries Inc. (the “Corporation”) is filing its annual report on Form 40-F for the fiscal year ended December 29, 2002 (“the Report”) with the U.S. Securities and Exchange Commission.

 I, Raymond T. Finnie, the Corporation’s principal executive officer and acting principal financial officer, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(i)    the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of
       1934; and

(ii)    the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 9, 2003                                              By:  /s/ Raymond T. Finnie
                                                                                  Raymond T. Finnie
                                                                                  President and Chief Executive Officer