Form 40-F
period 2003-12-28
WESCAST INDUSTRIES INC
filed 2004-05-03
CIK 928422

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended:	December 28, 2003
Commission File number:	No. 0-24964

WESCAST INDUSTRIES INC.
(Exact name of registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

3714
(Primary standard industrial classification code number, if applicable)

Not Applicable
(I.R.S. employer identification number, if applicable)

P.O. Box 1600
150 Savannah Oaks Drive
Brantford, Ontario
Canada N3T 5L8
(519) 750-0000
(Address and telephone number of registrant's principal executive office)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Class A Subordinate Voting Shares	5,721,662
Class B Common Shares	7,376,607

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

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

A.      Undertaking

    Wescast Industries Inc. (the "Registrant") undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission (the "SEC"), and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.      Consent to Service of Process

    The Registrant has previously filed with the SEC a Form F-X in connection with the Common Shares.

DISCLOSURE CONTROLS AND PROCEDURES

A.     Evaluation of Disclosure Controls and Procedures

    The Registrant maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Registrant's filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC. The Registrant's Interim Chief Executive Officer and Chief Financial Officer, after having evaluated the effectiveness of the Registrant's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report have concluded that, as of such date, the Registrant's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities. However, as recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time period's specified in the SEC's rules and forms.

B.      Changes in Internal Control Over Financial Reporting

    There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

    The Registrant's Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee. Mr. J. Emilien Bolduc has been determined to be such audit committee financial expert and is independent (as such term is defined by the NASDAQ Stock Market Inc.'s listing standards applicable to the Registrant).

    The SEC has indicated that the designation of Mr. Bolduc as an audit committee financial expert does not make him an "expert" for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS

    The Registrant is in the process of completing a Code of Business Conduct that applies to all directors, officers and employees of the Registrant. When complete, the Code of Business Conduct will be available without charge by contacting the Corporate Secretary at 150 Savannah Oaks Drive, Brantford, Ontario, N3T 5L8.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 21 of Exhibit 1 to this report.

AUDIT COMMITTEE'S PRE-APPROVAL POLICIES AND PROCEDURES

See page 21 of Exhibit 1 to this report.

OFF-BALANCE SHEET ARRANGEMENTS

See page 21 of Exhibit 2 to this report

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 22 of Exhibit 2 to this report.

IDENTIFICATION OF THE AUDIT COMMITTEE

    The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are M. Thomas Bright, Lawrence G. Tapp, J. Dwane Baumgardner, J. Emilien Bolduc, Mary Theresa McLeod, Daniel Lam and Edward G. Frackowiak (as an ex-officio member).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Corporation certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED: May 3, 2004.
WESCAST INDUSTRIES INC.

By:	/s/ Edward G. Frackowiak
Name: Edward G. Frackowiak
Title: Executive Chairman and
Interim Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description

1	Annual Information Form for the Year Ended December 28, 2003
2	Management's Discussion and Analysis of Results of Operations and
Financial Condition for the year ended December 28, 2003
3	Audited Annual Financial Statements for the Year Ended December 28,
2003
4	Consent Letter from Deloitte & Touche LLP
5	Officers' Certifications Required by Rule 13a-14(a) or Rule 15d-14(a)
6	Officers' Certifications Required by Rule 13a-14(b) or Rule 15d-14(b) and
Section 1350 of Chapter 63 of Title 18 of the United States Code