Form 40-F
WESCAST INDUSTRIES INC
filed 2005-03-30
CIK 928422

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For Fiscal year ended:January 2, 2005	Commission File number: No. 0-24964

WESCAST INDUSTRIES INC.
 (Exact name of registrant as specified in its charter)

Ontario	3714	Not Applicable
(Province or other	(Primary standard industrial	(I.R.S.employer
jurisdiction of incorporation	classification code number, if	identification number, if
or organization)	applicable)	applicable)

P.O. Box 1600
150 Savannah Oaks Drive
Brantford, Ontario
Canada N3T 5L8
(519) 750-0000

(Address and telephone number of registrant’s principal executive office)

CT Corporation System, 111 Eighth Avenue, New York, New York 10011; (212) 590-9331

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

Class A Subordinate Voting Shares	5,730,268
Class B Common Shares	7,376,607

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

A. Undertaking

        Wescast Industries Inc. (the “Registrant”) undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission (the “SEC”), and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B. Consent to Service of Process

        The Registrant has previously filed with the SEC a Form F-X in connection with the Common Shares.

DISCLOSURE CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures.

        The Registrant maintains disclosure controls and procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the Registrant’s filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC. The Registrant’s Chief Executive Officer and Chief Financial Officer, after having evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report have concluded that, as of such date, the Registrant’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities. However, as recommended by the SEC in its adopting release, the Registrant will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time period’s specified in the SEC’s rules and forms.

B. Changes in Internal Control Over Financial Reporting.

        There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

See page 28 of Exhibit 99.1 to this report.

CODE OF ETHICS

See page 27 of Exhibit 99.1 to this report.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See page 29 of Exhibit 99.1 to this report.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

See page 30 of Exhibit 99.1 to this report.

OFF-BALANCE SHEET ARRANGEMENTS

See page 40 of Exhibit 99.2 to this report

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 41 of Exhibit 99.2 to this report.

IDENTIFICATION OF THE AUDIT COMMITTEE

        The Registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are: J. Emilien Bolduc (Chair), J. Dwane Baumgardner, Lawrence G. Tapp, Mary Theresa McLeod and Daniel Lam.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Corporation certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

        DATED at Brantford, Ontario as of the 30th day of March, 2005.

WESCAST INDUSTRIES INC.
By: /s/ Edward G. Frackowiak
Name: Edward G. Frackowiak
Title: Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibits	Description
99.1	Annual Information Form for the Year Ended
January 2, 2005
99.2	Management’s Discussion and Analysis of Results
of Operations and Financial Condition for the year
ended January 2, 2005
99.3	Audited Annual Financial Statements for the Year
Ended January 2, 2005
99.4	Consent Letter from Deloitte & Touche LLP
99.5	Officers' Certifications Required by Rule 13a-14(a)
or Rule 15d-14(a)
99.6	Officers' Certifications Required by Rule 13a-14(b)
or Rule 15d-14(b) and Section 1350 of Chapter 63
of Title 18 of the United States Code